SHARE PURCHASE AGREEMENT

BETWEEN

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

AND

CRYPTOLOGIC CORP.

DATED as of March 27, 2020

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT is made as of March 27, 2020, by and among HIVE Blockchain Technologies Ltd. (the "Purchaser ") and Cryptologic Corp. ("Seller ").

WHEREAS the Parties have agreed that the Purchaser shall purchase from the Seller all of the issued and outstanding shares in the capital of 9376-9974 Québec Inc., which is the tenant under the lease in respect of the facility at the municipal address of 963 Chemin Bethany, Lachute, Quebec, upon the terms and subject to the conditions set forth herein.

AND WHEREAS all of the issued and outstanding shares in the capital of the Acquired Corporation are owned by the Seller, which has agreed to provide certain assurances as contained herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

Section 1.1 Definitions. The meaning of certain words and terms used in this Agreement are set out in Schedule "A" of this Agreement.

Section 1.2 Interpretation.

In this Agreement, unless expressly stated otherwise:

(a) Consent - Whenever a provision of this Agreement requires Consent of a Party, and such Consent is not delivered within the applicable time limit, the Party whose Consent is required shall be conclusively deemed to have withheld same.

(b) Currency - Unless otherwise specified, all dollar amounts in this Agreement, including the symbol "$", refer to lawful currency of Canada.

(c) Headings - Headings of Articles and Sections are inserted for convenience of reference only and do not affect the construction or interpretation of this Agreement.

(d) Preparation of Agreement - This Agreement was prepared jointly by the Parties and no rule that it be construed against the drafter shall have any application in its construction or interpretation.

(e) Including - Where the word "including" or "includes" is used in this Agreement, it means "including (or inlcudes) without limitation".

(f) Documents - Reference to any agreement, document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with its terms, and includes all addenda, exhibits, or schedules thereto.

(g) Copies and Lists - A reference to a "copy" or "copies" of any agreement, document, or instrument means a copy or copies that are true and complete; and a reference to a list, or any like compilation (whether in the Acquired Corporation Disclosure Schedule hereto or elsewhere) means that the list or compilation referred to is true and complete.

(h) No Strict Construction - The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(i) Overlapping Provisions - The Parties intend that each representation, warranty, covenant and agreement contained in this Agreement will have independent significance. The fact that any conduct or state of facts may be within the scope of two or more representations, warranties, covenants, or agreements herein, whether relating to the same or different subject matters and regardless of the relative levels of specificity, shall not be considered in construing or interpreting this Agreement, nor shall the provisions of any representation and warranty be deemed to limit the provisions of any other representation and warranty.

(j) Number and Gender - Unless the context otherwise requires, words importing the singular include the plural and vice versa, and words importing gender include all genders.

(k) Severability - If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability, without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Parties or circumstances.

(l) Statutory References - A reference to a statute includes all regulations and rules made pursuant to such statute and the provisions of any statute, regulation or rule which amends, supplements or supersedes any such statute, regulation or rule.

(m) Recitals - The recitals to this Agreement form an integral part hereof.

(n) Time - Time is of the essence in the performance of the Parties' respective obligations hereunder.

(o) Time Periods - Unless otherwise specified, (i) time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends, and by extending such period to the next Business Day following if the last day of the period is not a Business Day; and (ii) where any action is required to be taken on a particular day and such day is not a Business Day and, as a result, such action cannot be taken on such day, then this Agreement shall be deemed to provide that such action shall be taken on the first Business Day after such day.

Section 1.3 Governing Law and Submission to Jurisdiction.

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein, but excluding any such laws or choice of law rules that might direct the application of the laws of another jurisdiction. The Parties hereby irrevocably and unconditionally submit to the non-exclusive jurisdiction of the courts of the Province of Ontario and elect domicile in the City of Toronto, Ontario with respect to any dispute arising out of or in connection with this Agreement, including disputes regarding its validity or interpretation and the exercise of any right or the enforcement of any obligation arising hereunder.

Section 1.4 Meaning of Knowledge.

(a) "Knowledge of the Purchaser", or any other similar knowledge qualification, means the actual knowledge of any director or officer of the Purchaser after due inquiry.

(b) "Knowledge of the Seller", or any other similar knowledge qualification, means the actual knowledge of any director or officer of the Seller or the Acquired Corporation after due inquiry.

Section 1.5 Acquired Corporation Disclosure Schedule.

The Acquired Corporation Disclosure Schedule is incorporated in and forms an integral part of this Agreement.

ARTICLE 2

PURCHASE AND SALE OF SHARES

Section 2.1 Purchase and Sale of Shares.Subject to the terms and conditions of this Agreement, at the Closing the Purchaser shall purchase from the Seller and the Seller shall sell and transfer to the Purchaser, all of the Purchased Shares.

Section 2.2 Purchase Price.

Subject to adjustment pursuant to Section 2.10, the purchase price payable by the Purchaser to the Seller for all of the Purchased Shares (the "Purchase Price") shall be the result of the following calculation:

(a) $1,000,000; plus or minus, as the case may be

(b) pursuant to Section 2.10, the amount, if any, by which the Closing Working Capital exceeds

$0 (the "Working Capital Target"), if at all, or the amount, if any, by which the Closing Working Capital is less than the Working Capital Target, if at all; plus

(c) the amount equal to the value of 15,000,000 Purchaser Shares (the "Consideration Shares"), at a deemed price of $0.20 per Purchaser Share, for a total value of $3,000,000.

Section 2.3 Payment of the Purchase Price.

The Purchase Price shall be paid at Closing as follows:

(a) the issuance and delivery to the Seller of the Consideration Shares as fully paid, non- assessable shares in the capital of the Purchaser, free and clear of all Encumbrances;

(b) an amount equal to C$62,400 (the "Holdback Amount") shall be held back by the Purchaser and disbursed pursuant to Section 2.4; and

(c) the Purchase Price less the Holdback Amount, and less the amount attributed to the Consideration Shares, shall be paid by wire transfer of immediately available funds in accordance with written wire transfer instructions delivered to the Purchaser by the Seller at least three Business Days prior to the closing and is subject to the Purchase Price adjustment as provided for herein.

Section 2.4 Holdback Amount

The Holdback Amount shall be retained as of the Closing Date and shall be released:

(a) to the Purchaser as follows:

Redactions: Information related to identity of third party.

(i) in the event of a final, non-appealable judgement by a court of competent jurisdiction with respect to the                Dispute, which judgment results in a Loss by any Purchaser Indemnitees, the amount of the Loss shall be released to the Purchaser; and

(ii) in the event of the final, written settlement of the                 Dispute, the amount of any Loss any Purchaser Indemnitees pursuant to such settlement shall be released to the Purchaser; and

(b) to the Seller as follows:

(i) in the event that payment of any portion of the Holdback Amount is paid to the Purchaser Pursuant to Section 2.4

(ii) in the event of a final non-appealable judgment by a court of competent, jurisdiction or a final, written settlement of the Codex Dispute, in each case which does not result in a Loss by any Purchaser Indemnitees, the Holdback Amount shall be released to the Seller; and

(iii) on the date that is two years following the Closing Date, any unreleased portion of the Holdback Amount shall be released to the Seller.

Section 2.5 Purchase Commitment

Redactions: Commercially sensitive information prejudicial to the Purchaser.

(a) The Parties agree that, on or before each of                    , 2020,                      , 2020. and                     , 2020, the purchaser shall purchase such number of Miners as is equal to C$1,000,000 divided by the unit price, and which unit price shall include shipping, handling, tax, and such other similar costs, of such required number of Miners available to the Purchaser on a commercially reasonably basis (each a "Purchase Commitment", and collectively the "Purchase Commitments"). For clarity, the Purchase Commitment Comprises the commitment to purchase, in aggregate, the value C$3,000,000 in Miners, and amounts spent in excess of the amount owed for a particular Purchase Commitment shall contribute to the amount of the subsequent Purchase Commitment or Purchase Commitments, if applicable.

(b) Purchaser shall have the sole discretion to determine which model of Miner it may purchase pursuant to Section 2.5(a).

Section 2.6 Listing of Consideration Shares.

The Purchaser shall cause the Consideration Shares to be issued and delivered by the Purchaser pursuant to this Agreement to be listed and posted for trading on the TSX-V on their date of issuance.

Section 2.7 Election Under the Income Tax Act (Canada).

(a) The Parties agree that the Purchaser and the Seller shall file a joint election under subsection 85(1) of the ITA and any applicable provincial income tax legislation within the time and in the form prescribed, and to execute and file all such other documents as may be necessary or advisable, in order that the provisions of subsection 85(1) of the ITA (and any equivalent provincial income tax legislation) apply to the transfer of the Purchased Shares. In such an election, the Seller will be entitled to elect the amount which shall be the Seller's proceeds of disposition and the Purchaser's cost of the Purchased Shares for purposes of the ITA and any applicable provincial income tax legislation, provided that such amount is within the limits prescribed by the ITA.

(b) The Seller shall, at least 30 days prior to the date on which such forms are required to be filed with the applicable Governmental Authorities, deliver a joint election under subsection 85(1) of the ITA (and any applicable provincial income tax legislation) in the prescribed form to the Purchaser. Subject to such election form(s) complying with Applicable Law, such election form(s) shall be signed by an appropriate signing officer of the Purchaser and returned to the Seller within 20 days after delivery of such election forms to the Purchaser for filing by the Seller with the relevant tax authorities. In the event that the Seller (i) fails to deliver the election form to the Purchaser; or (ii) delivers an election form that is not complete, the Purchaser shall not withhold its signature on such election forms that were delivered in compliance with this Section 2.7(b).

Section 2.8 Closing.The closing of the purchase and sale of the Purchased Shares contemplated by this Agreement (the "Closing") shall be held at the offices of Peterson McVicar LLP 18 King Street East, Suite 902, Toronto, Ontario on the Closing Date at 11:00 a.m. (Eastern time), provided that, on or prior to such date, all conditions set forth in Article 8 and Article 9 have been satisfied or waived.

Section 2.9 Closing Obligations.

(a) Seller - At the Closing, the Seller shall deliver to the Purchaser:

(i) certificates evidencing all of the Purchased Shares accompanied by irrevocable security transfer powers of attorney duly executed in blank by the applicable holder of record;

(ii) the Corporate Records of the Acquired Corporation together with its Constating Documents;

(iii) a certificate of an officer of the Acquired Corporation certifying (A) the Constating Documents of the Acquired Corporation and that the same are in effect, unamended; (B) a copy of the resolutions of the board of directors of the Acquired Corporation authorizing the completion of the Transaction and the execution, delivery, and performance of each of the Closing Documents to which it is a party; and (C) copy of resolutions of the shareholder of the Acquired Corporation authorizing the completion of the Transaction and the execution, delivery, and performance of each of the Closing Documents to which it is a party;

(iv) a current certificate of status with respect to the Acquired Corporation, issued by the appropriate Governmental Authority of its respective jurisdiction of incorporation or organization;

(v) the written resignation and mutual release and discharge of specified directors and officers of the Acquired Corporation (as directed by the Purchaser) executed by the applicable director and/or officer;

(vi) a mutual release between the Purchaser and the Acquired Corporation, on one hand, and the Seller, on the other hand, executed by the Seller;

(vii) written Consent of the landlord of the Mine Facility to the change of control of the Acquired Corporation required pursuant to the Mine Facility Lease;

Redactions: Personal information related to identity of employee.

(viii) an acknowledgement and waiver by                               in favour of the Acquired Corporation with respect to stock option entitlements set out in Section 7 of the employment agreement between      and the Acquired Corporation dated January 1, 2019; and

(ix) lock-up agreements (the "Lock-up Agreement") in favour of the Purchaser from each of the holders of the Consideration Shares in form and substance satisfactory to the Purchaser, acting reasonably, evidencing such holder's agreement not to, without the prior written consent of the Purchaser, such consent not to be unreasonably withheld, offer, sell or resell any Consideration Shares held by it or agree to or announce any such offer or sale for a period of four (4) months.

(b) Purchaser - At the Closing, the Purchaser shall deliver to the Seller:

(i) the Purchase Price, less the Holdback Amount, including certificates evidencing all of the Consideration Shares or similar records to the satisfaction of the Seller;

(ii) a certificate of an officer of the Purchaser certifying (A) the Constating Documents of the Purchaser and that the same are in effect, unamended; (B) a copy of the resolutions of the board of directors of the Purchaser authorizing the completion of the Transaction and the execution, delivery, and performance of each of the Closing Documents to which it is a party; and (C) if applicable, a copy of resolutions of the shareholders of the Purchaser authorizing the completion of the Transaction and the execution, delivery, and performance of each of the Closing Documents to which it is a party;

(iii) a current certificate of good standing with respect to the Purchaser, issued by the appropriate Governmental Authority of its respective jurisdiction of incorporation or organization;

(iv) the written resignation and mutual release and discharge of specified directors and officers of the Acquired Corporation, executed by the Acquired Corporation; and

(v) a mutual release between the Purchaser and the Acquired Corporation, on one hand, and the Seller, on the other hand, executed by the Purchaser and the Acquired Corporation.

Section 2.10 Purchase Price Adjustment.

(a) No later than five days prior to the Closing Date, the Seller will cause to be delivered to the Purchaser a statement which sets forth the Seller's estimate of Net Working Capital as at immediately prior to the Effective Time (the "Estimated Closing Working Capital").

(b) With respect to the Purchase Price payable at Closing, the calculation of Closing Working Capital in Section 2.2(b) shall be made on the basis of, as applicable:

(i) the amount (if any) by which the Estimated Closing Working Capital exceeds the Working Capital Target; or

(ii) the amount (if any) by which the Working Capital Target exceeds the Estimated Closing Working Capital.

(c) Within 30 Business Days after the Closing Date (or such other date as is mutually agreed to by the Seller and the Purchaser in writing), the Seller will deliver to the Purchaser a statement, prepared using the same accounting methods, policies, practices, and procedures as were used in the preparation of the balance sheet and income statement of the Acquired Corporation showing the calculation of the Purchase Price as of the Closing Date (the "Final Closing Statement") together with reasonably detailed documentation to support the calculations contained therein, which sets forth, among other matters, the Seller's calculation of the Net Working Capital as at immediately prior to the Effective Time (the "Closing Working Capital").

(d) The Purchaser will permit the Seller and its Representatives reasonable access to all relevant Books and Records of the Acquired Corporation necessary or desirable to permit the Seller and its Representatives to prepare, verify, and assess the Final Closing Statement.

(e) Within 15 Business Days after receipt of the Final Closing Statement, the Purchaser will notify the Seller in writing (such writing, an "Objection Notice") if the Purchaser believes that there were any inaccuracies in the preparation of the Final Closing Statement that require an adjustment of the Purchase Price, as calculated based on the information contained in the Final Closing Statement (subject to the Holdback Amount pursuant to Section 2.4 and as adjusted pursuant to this Section 2.10, the "Final Purchase Price"). The Objection Notice must set forth the Purchaser's calculation of the Final Purchase Price correcting for any inaccuracies and differences contained therein and must contain reasonably detailed documentation to support the calculations contained in the Objection Notice. If an Objection Notice is timely made, within two Business Days of the date of such Objection Notice, the Seller or the Purchaser, as applicable pursuant to Section 2.10(h) of this Agreement, shall effect the transfer of an amount in cash in immediately available funds as may be necessary to reflect the undisputed portion of the changes in the Purchase Price in the Final Closing Statement, together with interest thereon computed at 5.0% per annum on the basis of a 365-day year. If no Objection Notice is received on or before the last day of such 15 Business Day period, then the Final Closing Statement delivered to the Seller shall be final and binding on the Parties.

(f) The calculation of the Final Purchase Price shall be made on the basis of, as applicable:

(i) the amount (if any) by which the Closing Working Capital exceeds the Estimated Closing Working Capital; or

(ii) the amount (if any) by which the Estimated Closing Working Capital exceeds the Closing Working Capital.

(g) If the Purchaser and the Seller are unable to resolve all of their disagreements with respect to the Final Purchase Price and the Final Closing Statement within 20 Business Days following the Purchaser's receipt of the Objection Notice, the Purchaser and the Seller shall promptly appoint Grant Thornton LLP, at its office in Toronto, Ontario, or some other accountant as may be mutually agreed to in writing by the Purchaser and the Seller (the "Independent Accountant") to determine whether and to what extent the Final Purchase Price requires adjustment based only on the remaining disagreements submitted to such firm. The Independent Accountant shall be instructed to deliver a written determination to the Purchaser and the Seller resolving the disputed items within 10 Business Days of engagement, to the extent reasonably practicable. The determination of the Independent Accountant shall be final and binding on the Parties hereto and their respective Affiliates. In the event that the Independent Accountant's determination is that the Seller is to provide an adjustment in favour of the Purchaser of $5,000 or greater, the fees and disbursements of the Independent Accountant shall be paid by the Seller; otherwise, the fees and disbursements of the Independent Accountant shall be paid by the Purchaser. The Purchaser and the Seller shall make readily available to such firm all relevant Books and Records and any work papers (including those of the Parties' respective accountants, to the extent permitted by such accountants) relating to the Final Closing Statement, the Closing Working Capital, and all other items reasonably requested by the Independent Accountant.

(h) After the Final Closing Statement has become final and binding on the Parties, the Purchaser will promptly pay to the Seller (if positive), and the Seller will promptly pay to the Purchaser the absolute value (if negative), of:

(i) the Final Purchase Price; minus

(ii) the Purchase Price paid at Closing; minus (if paid in accordance with Section 2.10(e) by the Purchaser) or plus (if paid in accordance with Section 2.10(e) by the Seller)

(iii) if applicable, the amount of any changes in the Purchase Price paid in accordance with this Section 2.10, if any (the absolute value of such formula being referred to herein as the "Correction Amount"), in cash, in immediately available funds to an account designated by the Seller or the Purchaser, respectively; plus

(iv) a payment of interest on such Correction Amount for the period from and including the Closing Date to but excluding the date of payment of such Correction Amount at a rate of 5.0% per annum on the basis of a 365-day year.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES AS TO THE SELLER

The Seller represents and warrants to the Purchaser as follows, and acknowledges that the Purchaser is relying upon the following representations and warranties in connection with its purchase of the Purchased Shares:

Section 3.1 Status and Authority.

The Acquired Corporation is a corporation is duly subsisting under the laws of the jurisdiction under which it is constituted, is in good standing under such laws, and has the requisite power, authority, and capacity and operate its property and assets, to carry on its business as it is being conducted and proposed to be conducted, and to enter into and perform its obligations under all Applicable Contracts. The Seller has the absolute and unrestricted right, power, authority, and capacity to enter into this Agreement and each of the other Closing Documents to which it is a party, to execute and deliver same and to perform all of the Seller's obligations thereunder. The execution and delivery by the Seller of this Agreement and each of the other Closing Documents to which it is a party, the performance by it of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on its part.

Section 3.2 Execution and Binding Obligation.

This Agreement has been duly executed and delivered by the Seller and constitutes a valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms. Each of the other Closing Documents to which the Seller is a party will be duly executed and delivered the Seller as and when required, on or prior to Closing, and, upon the execution and delivery thereof by the Seller, each such Closing Document shall constitute a valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms.

Section 3.3 Residence.

The Seller is not a non-resident of Canada within the meaning of the ITA and the Purchased Shares owned by the Seller do not constitute "taxable Canadian property" within the meaning of the ITA.

Section 3.4 No Conflict.

Neither the execution and delivery by the Seller of this Agreement or the other Closing Documents to which the Seller is a party, nor the performance of the Seller's obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby, will directly or indirectly (with or without notice or lapse of time or both):

(a) conflict with, or result in a breach of, or constitute a default under, (i) any Constating Documents of the Seller or other restrictions of any kind by which the Seller (or any assets of the Seller) is bound, or (ii) any resolutions of its directors or shareholders;

(b) to the Knowledge of the Seller, contravene, conflict with, or violate any Applicable Law; or

(c) give any Person the right to challenge any transaction contemplated hereby or thereby or to exercise any remedy, under any Applicable Law to which the Seller is subject.

Section 3.5 Consents.

The Seller is not required to give notice to, make any declaration, filing, or registration with, or obtain any Consent from, any Person in connection with (a) the execution and delivery by the Seller of this Agreement and each of the other Closing Documents to which the Seller is a party; (b) the performance by the Seller of the Seller's obligations hereunder or thereunder, including the transfer of the Purchased Shares owned by the Seller to the Purchaser; or (c) the consummation of the transactions contemplated hereby or thereby.

Section 3.6 Restrictions on Transfer.

Except for those restrictions on transfer contained in the Constating Documents of the Acquired Corporation, there are no restrictions of any nature whatsoever imposed on the Seller regarding the transfer of the Seller's Purchased Shares to the Purchaser.

Section 3.7 Proceedings and Orders.

As of the date of this Agreement, no Proceeding or Order is outstanding or pending, or to the Knowledge of the Seller, has been threatened, against the Seller, that affects or relates to any of the Seller's Purchased Shares or that would otherwise impair, in any manner, the Seller's ability to perform the Seller's obligations under this Agreement or any other Closing Documents to which the Seller is a party, or to consummate the transactions contemplated hereby or thereby.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

AS TO THE ACQUIRED CORPORATION AND THE BUSINESS

The Seller represents and warrants to the Purchaser as follows, and acknowledges that the Purchaser is relying upon the following representations and warranties in connection with its purchase of the Purchased Shares:

Section 4.1 Status and Authority.

(a) Section 4.1(a) of the Acquired Corporation Disclosure Schedule lists, with respect to the Acquired Corporation, the full legal name of the Acquired Corporation, the jurisdiction and statute under which it was incorporated and organized, each jurisdiction in which it is qualified to do business as a foreign entity, and any legal, business, fictitious, assumed, or trade name which it has previously used or currently uses. The Seller has delivered to the Purchaser copies of the Constating Documents of the Acquired Corporation.

(b) The Acquired Corporation was duly created, formed, and organized under the laws of its jurisdiction of formation, is in good standing thereunder, and has the requisite power, authority, and capacity to own and operate its property and assets, to carry on its business as currently conducted and proposed to be conducted and to enter into and perform its obligations under all Applicable Contracts. The Acquired Corporation is not in default under or in violation of any of its Constating Documents.

Section 4.2 No Conflict.

The execution and delivery of this Agreement and the performance of the transactions contemplated hereby, will not directly or indirectly (with or without notice or lapse of time or both):

(a) conflict with, or result in a breach of, or constitute a default under, (i) any Constating Documents of the Acquired Corporation or, to the Knowledge of the Seller, other restrictions of any kind by which the Acquired Corporation (or any assets of the Acquired Corporation) is bound; or (ii) any resolutions of the directors or shareholders of the Acquired Corporation;

(b) give any Person the right to challenge any transaction contemplated thereby or to exercise any remedy, under any Applicable Law to which the Acquired Corporation is subject;

(c) contravene, conflict with, violate or result in the loss of any benefit under any Permit held by the Acquired Corporation or that otherwise relates to any assets owned or used by it or the Business, or give any Person the right to revoke, terminate, suspend or modify any such Permit;

(d) result in a breach of, or accelerate the obligations of the Acquired Corporation, relieve any other Person of its obligations, or give any other Person the right to declare a default or to exercise any right or remedy under, any Applicable Contract; or result in the imposition or creation of any Encumbrance on any assets owned or used by the Acquired Corporation; or

(e) cause the Purchaser or the Acquired Corporation to become subject to, or liable for, the payment of any Tax (other than any sales Tax or other similar Tax resulting from the sale of the Purchased Shares), or to the Knowledge of the Seller, cause any assets owned or used by the Acquired Corporation to be reassessed or revalued by any Governmental Authority.

Section 4.3 Title to Shares and Capitalization.

(a) The authorized and issued Equity Securities of the Acquired Corporation are as disclosed under Section 4.3 of the Acquired Corporation Disclosure Schedule. Except for the issued Equity Securities of the Acquired Corporation as disclosed under Section 4.3 of the Acquired Corporation Disclosure Schedule (the "Shares"), no Equity Securities are outstanding. The Shares are duly authorized, validly issued, fully paid and non-assessable, have been issued in compliance with all Applicable Law, and constitute all of the issued outstanding share capital of the Acquired Corporation.

(b) The Seller is the registered and beneficial owner of its Shares with good, valid, and marketable title thereto, free and clear of all Encumbrances other than those restrictions on transfer, if any, contained in the Constating Documents of the Acquired Corporation. Except for the Shares, no Person has any right to acquire any further Equity Securities. Upon completion of the Transaction, the Purchaser shall have legal and beneficial and good, valid, and marketable title to all of the Shares free and clear of all Encumbrances, other than those restrictions on transfer, if any, set out in the Constating Documents of the Acquired Corporation.

(c) There are no Contracts relating to or otherwise affecting any Equity Securities of the Acquired Corporation, including any Contract relating to the sale, issuance, voting, transfer, purchase, redemption, or other acquisition thereof, and no such Contract is contemplated or under discussion or negotiation.

(d) Except for those restrictions on the transfer of Equity Securities contained in the Constating Documents of the Acquired Corporation, there are no restrictions of any nature whatsoever imposed on the Acquired Corporation regarding the transfer of any Equity Securities of any kind.

Section 4.4 Subsidiaries.

The Acquired Corporation has no Subsidiaries.

Section 4.5 Consents.

Except as set forth in Section 4.5 of the Acquired Corporation Disclosure Schedule, the Acquired Corporation is not required to give notice to, make any declaration, filing, or registration with, or obtain any Consent from, any Person in connection with (a) the execution and delivery of this Agreement and each of the other Closing Documents; (b) the performance by the Seller or the Acquired Corporation of their respective obligations hereunder or thereunder; or (c) the consummation of the transactions contemplated hereby or thereby.

Section 4.6 Title to and Sufficiency of Assets.

The Acquired Corporation owns all of the properties and assets (whether real or immovable, personal or movable or mixed and whether tangible or intangible) that it purports to own, including all the properties and assets reflected as being owned by it on the balance sheet forming part of the Acquired Corporation Financial Statements or otherwise in its Books and Records, including the miners, electrical hook-ups, and climate control leasehold improvements as disclosed under Section 4.6 of the Acquired Corporation Disclosure Schedule. Such properties and assets are owned by the Acquired Corporation as legal and beneficial owner with good, valid, and marketable title thereto free and clear of all Encumbrances, other than the Permitted Encumbrances.

Section 4.7 Tangible Personal Property.

Section 4.7 of the Acquired Corporation Disclosure Schedule lists all tangible personal property owned, leased or otherwise used or operated by the Acquired Corporation as of the date hereof which is material to the Business and specifies whether such property is owned, leased or otherwise used or operated by it under license or other arrangement. The tangible personal property that is owned by the Acquired Corporation is owned by it as legal and beneficial owner with good, valid, and marketable title thereto, free and clear of all Encumbrances, other than the Permitted Encumbrances. Except as disclosed in Section 4.7 of the Acquired Corporation Disclosure Schedule, all such property is suitable and appropriate for the purposes which it is currently being used, in functional operating condition, and in the case of the miners, the Seller shall provide an inventory of the miners and their current operational status and technical specifications.

Section 4.8 Acquired Corporation Financial Statements.

Section 4.8 of the Acquired Corporation Disclosure Schedule sets forth true and complete copies of the Acquired Corporation Financial Statements. The Acquired Corporation Financial Statements (a) fairly present the financial condition and the results of operations and cash flows of Acquired Corporation as at the respective dates of and for the periods referred to in, the Acquired Corporation Financial Statements; and (b) were prepared in accordance with GAAP. The Acquired Corporation Financial Statements were prepared from, and are consistent with, the Books and Records of Acquired Corporation.

Section 4.9 Books and Records; Corporate Records.

(a) The Books and Records of the Acquired Corporation are complete and accurate in all material respects, represent actual, bona fide transactions, and have been maintained in accordance with sound business practices and the requirements of Applicable Law. Without limiting the generality of the foregoing, all material transactions of the Acquired Corporation have been accurately recorded in its Books and Records.

(b) The Corporate Records of the Acquired Corporation are complete and accurate in all material respects and have been maintained in accordance with the requirements of Applicable Law.

(c) All Books and Records and Corporate Records of the Acquired Corporation are in the full possession and control of the Acquired Corporation, as applicable, are owned exclusively by them.

Section 4.10 Mine Facility Lease.

(a) The Acquired Corporation has the right to use the Mine Facility in accordance with the Mine Facility Lease. A copy of the Mine Facility Lease has been delivered to the Purchaser along with copies of all deeds and other instruments relating to the Mine Facility Lease, and copies of all insurance policies, opinions, abstracts, and surveys (if any) to the Knowledge of the Seller in the possession of the Seller, relating to the Mine Facility have been delivered to the Purchaser.

(b) Since June 29, 2018, to the Knowledge of the Seller: (i) all buildings, plants, structures, fixtures and improvements located on the Mine Facility were constructed, in material compliance with all requirements of Applicable Law, including applicable land use planning, zoning and building code requirements and comply therewith; (ii) all such buildings, plants, structures, fixtures and improvements are and have been used and operated, at all times, by the Acquired Corporation in accordance with all requirements of Applicable Law; (iii) the Mine Facility is structurally sound and free of material defects (latent or otherwise) and suitable and appropriate for the purposes which they are currently being used. To the Knowledge of the Seller, the Mine Facility is in good operating condition and in a state of good maintenance and repair, and it is not in need of maintenance or repairs, except for ordinary routine maintenance and repairs that are not material in nature or cost. No Order has been issued or, to the Knowledge of the Seller, threatened with respect to the Mine Facility, the use thereof by the Acquired Corporation, including any Order advising of any defects in the construction or state of repair thereof, requiring any work to be done with respect thereto, or advising of any other non-compliance with any Applicable Law, including with respect to fire, safety, land use planning, zoning, construction, occupancy or otherwise.

(c) The Acquired Corporation is not in default under any of the Permitted Encumbrances affecting the Mine Facility, nor has it breached any of the terms thereof.

(d) To the Knowledge of the Seller, the Acquired Corporation does not owe any monies to any Person for labour, materials, work or services performed, rendered or supplied to or in connection with the Mine Facility for which such Person could claim an Encumbrance.

(e) The Seller has no knowledge of any fact relevant to the Mine Facility which could significantly lower its value or significantly increase the expenses for its maintenance and upkeep.

(f) (h) Neither the Seller nor the Acquired Corporation have received, or have any basis to expect the receipt of, any compliant, notice of complaint, warning or other communication from any Governmental Authority or any person alleging non-compliance with any Environmental Laws.

Section 4.11 Undisclosed Liabilities.

Except as set forth in Section 4.11 of the Acquired Corporation Disclosure Schedule or in the Acquired Corporation Financial Statements, to the Knowledge of the Seller, the Acquired Corporation does not have any liability or obligation of any nature (whether known or unknown, and whether absolute, accrued, contingent, or otherwise).

Section 4.12 Insurance.

Particulars of all insurance policies maintained by the Acquired Corporation are listed in Section 4.12 of the Acquired Corporation Disclosure Schedule. The Acquired Corporation maintains insurance policies in force against loss on such assets of the Acquired Corporation, against such risks, in such amounts and to such limits as is in accordance with prudent business practices for a company such as the Acquired Corporation and having regard to the location, age and character of its assets. The Acquired Corporation has complied in all material respects with all requirements of such insurance, including the payment of all premiums and the prompt giving of notice of any claim. Section 4.12 of the Acquired Corporation Disclosure Schedule also sets forth any and all claims, with reasonable particulars, made under any policies of insurance maintained by or for the benefit of the Acquired Corporation in relation to the Business over the past 12 months prior to the date hereof.

Section 4.13 Banking Information.

Section 4.13 of the Acquired Corporation Disclosure Schedule sets forth and describes the name and location (including municipal address) of each bank, trust company or other institution in which the Acquired Corporation has an account, money on deposit, or a safety deposit box, and the name of all Persons who are authorized signatories thereon or who have access thereto or control thereover.

Section 4.14 Employees and Consultants.

(a) For purposes hereof, "Employee" means any individual employed by the Acquired Corporation, on a full-time, part-time or temporary basis, including any employee on disability (long-term or short-term), workers' compensation, parental or other statutory or approved leave.

(b) Section 4.14(b) of the Acquired Corporation Disclosure Schedule lists all Employees of the Acquired Corporation at the date hereof and specifies each such Employee's position, status (with, in the case of absence, leave, secondment or inactive status, the reason therefor and the expected return to work date) and location of work, whether such Employee is employed or engaged pursuant to a written Contract, the term, if any, of his or her employment or engagement, the current rate of compensation (if any) payable to the Employee, the effective hire date, cumulative years of service, start and end dates of all previous periods of service and all entitlements and other benefits payable or which the Acquired Corporation is bound to provide (whether now or in the future) to each such Employee. Copies of all written Applicable Contracts, and true and complete summaries of all oral Applicable Contracts, relating to the employment of any Employee of the Acquired Corporation, have been delivered to the Purchaser.

(c) No independent contractor, consultant, subcontractor, sales representative or agent, commercial agent, or other freelancer provides services to the Acquired Corporation.

(d) Section 4.14(d) of the Acquired Corporation Disclosure Schedule lists all current directors and all current officers (with office held) of the Acquired Corporation.

(e) No Employee or director of the Acquired Corporation, or their dependents, receive benefits or are scheduled to receive benefits from the Acquired Corporation in the future, including any relevant pension benefits, pension option election, medical insurance coverage, life insurance coverage, and other benefits.

(f) Section 4.14(f) of the Acquired Corporation Disclosure Schedule states the number of full time or permanent Employees terminated or laid off by the Acquired Corporation since June 29, 2018, and, for each full-time Employee of the Acquired Corporation who has been terminated or laid off, or whose total remuneration or hours of work have been reduced by more than 5% by the Acquired Corporation, since June 29, 2018, the date of such termination, layoff, or reduction in hours or remuneration and the reason therefor.

(g) The Acquired Corporation is not party to any Contract with any Employee that is not terminable without cause upon the giving of the specified contractual notice, or reasonable notice, in accordance with Applicable Law, as the case may be, and without the payment of any additional bonus, golden parachute, severance, or change of control payment, damages, or penalty.

(h) The execution, delivery, or performance of this Agreement or any of the other Closing Documents, and the consummation of the transactions contemplated hereby or thereby, will not, either alone or upon the occurrence of any additional or subsequent event, result in or give rise to (A) any payment to any Employee, including any bonus, severance, or change of control payment, damages, or penalty, or to any forgiveness of any indebtedness owing by them; or (B) the acceleration or vesting of, or increase in, any benefits or obligations (including funding obligations) under any Contract.

(i) The Acquired Corporation is not indebted to any of its directors, officers, or Employees other than for amounts due in the ordinary and usual course of business consistent with past practice as normal salaries, wages, fees, benefits, or bonuses, or in reimbursement of ordinary expenses in the usual and ordinary course of business consistent with past practice, and no such Employee is indebted to the Acquired Corporation, except for advances for ordinary business expenses in the usual and ordinary course of business consistent with past practice.

(j) Without limiting the generality of any other provision hereof, (i) the Acquired Corporation has properly, fairly and accurately reflected on its Books and Records: (A) all compensation paid, and all perquisites provided, to its Employees; (B) all compensation and perquisites that are due and payable or deferred and payable to such Employee, but which have not been paid or provided at the Closing Date, including all accruals for unpaid vacation pay and accrued wages, salaries, commissions; and (C) all amounts that are due and payable by the Acquired Corporation to any other Person, including any Governmental Authority, in respect of any of its Employees, but which have not been paid at the Closing Date, including accruals for premiums for Employment Insurance, Canada Pension Plan and provincial pension plans, premiums for health, or medical and hospital insurance plans; and (ii) all such compensation and perquisites, to the extent that they were paid or provided prior to the Reference Date or the date of the Acquired Corporation Interim Financial Statements, as the case may be, have been properly and accurately disclosed in the Acquired Corporation Financial Statements and, to the extent required by Applicable Law, other public or private reports, records or filings.

(k) No offer of employment or engagement has been made by the Acquired Corporation that has not yet been accepted or where the employment or engagement has not yet started.

(l) Section 4.14(l) of the Acquired Corporation Disclosure Schedule lists all Equity Securities of the Acquired Corporation granted to or purchased by any Employees, directors, officers or other Persons engaged by the Acquired Corporation, and their respective vesting schedules.

(m) There are no outstanding, pending or, to the Knowledge of the Seller, threatened charges, complaints, or Proceedings from or on behalf of any Employee or former Employee against the Acquired Corporation, whether pertaining to dismissal, termination of employment, notice of termination of employment, or compensation in lieu of notice, employment standards, human rights, labour relations, occupational health and safety, workers' compensation, pay equity, employment equity or otherwise, and no event or circumstance has occurred that could reasonably give rise to any of the foregoing.

Section 4.15 Workers' Compensation/Occupational Health and Safety.

(a) All costs, charges, assessments, including experience rating assessments, or other liabilities, contingent or otherwise, under workers' compensation or occupational health and safety legislation or other provisions of Applicable Law relating to industrial accidents and/or occupational diseases, have been paid or accrued by the Acquired Corporation. The accident cost experience of the Acquired Corporation is such that there are no pending or possible assessments other than those arising in the ordinary course of business of the Acquired Corporation, and there are no claims or, to the Knowledge of the Seller, potential claims, which may adversely affect its accident cost experience.

(b) The Acquired Corporation has not been subject to any experience rating surcharge as a result of accident or claim over the past 12 months.

(c) In the 12 months preceding the date hereof: (i) there have been no inspection reports and workplace audits (or equivalent) relating to occupational health or safety that have been prepared or conducted with respect to the business of the Acquired Corporation; (ii) there have been no fatal or critical workplace accidents; and (iii) there have been no Orders issued under any workers' compensation or occupational health and safety legislation, and no appeals of any Orders under any such legislation.

Section 4.16 Labour Unions and Labour Disputes.

(a) No labour union, Employee association or other representative body or organization has been certified or recognized to represent any Employees of the Acquired Corporation and the Acquired Corporation is not a party to any collective agreement, code of practice, or any other labour-related Contract with any union, Employee association or other representative organization or body.

(b) There is not currently, nor has there been, at any time in the previous 12 months, any union certification drive or campaign, nor any application, petition, or other proceeding for certification of a collective bargaining unit or association of employees with respect to any of the Employees of the Acquired Corporation and, to the Knowledge of the Seller, none of the foregoing are pending or, to the Knowledge of the Seller, threatened.

(c) In the 12 months preceding the date hereof, the Acquired Corporation has not experienced any work stoppage, slowdown, picketing, strike, lockout or labour dispute involving any Employees of the Acquired Corporation, any labour problems that could reasonably be expected to adversely affect its value or that of its business or lead to any interruption of its operations, or any plant closing or layoff activities that would in any way subject it to the group termination or lay-off requirements of any Applicable Law, nor is any such event pending or, to the Knowledge of the Seller, threatened, and, to the Knowledge of Seller, no event has occurred and no circumstance exists that could give rise to any of the foregoing.

(d) There are no outstanding, pending or, to the Knowledge of the Seller, threatened unfair labour practice charges, complaints of Employees or trade unions, grievances or arbitration cases relating to the Acquired Corporation and, to the Knowledge of the Seller, no event has occurred and no circumstance exists that could give rise to any of the foregoing.

Section 4.17 Customers and Suppliers.

(a) Section 4.17(a) of the Acquired Corporation Disclosure Schedule lists, for the previous 12 months (i) the names of the respective customers that were, in the aggregate, the five largest customers in terms of dollar value of products or services, or both, sold by the Acquired Corporation (the "Major Customers"); and (ii) the five largest suppliers in terms of dollar value of products or services, or both, purchased by the Acquired Corporation (the "Major Suppliers").

(b) Section 4.17(b) of the Acquired Corporation Disclosure Schedule lists all significant goods or services that are necessary to the Acquired Corporation for the conduct of its business, and with respect to which alternative sources of supply are not readily available on comparable terms and conditions (including all significant goods and services for which there is only one reasonably available source).

Section 4.18 Proceedings and Orders.

(a) No Proceedings are outstanding or pending, or, to the Knowledge of the Seller, have been threatened, by or against the Acquired Corporation, or any Designated Person in respect of the Acquired Corporation; and, to the Knowledge of the Seller, no event has occurred and no circumstance exists that could give rise to any such Proceeding.

(b) Neither the Acquired Corporation, any assets owned or used by the Acquired Corporation, including the Mine Facility, nor any Designated Person in respect of the Acquired Corporation is subject to any Order; and no event has occurred and no circumstance exists that could give rise to any such Order. No event has occurred and no circumstance exists that could constitute or result in (with or without notice or lapse of time or both) a violation of, or failure to comply with, any Order to which the Acquired Corporation, or any assets owned or used by the Acquired Corporation, are subject. The Acquired Corporation has at all times been in compliance with each Order to which it, or any assets owned or used by it, are or have been subject.

Section 4.19 Permits.

No Permits (including all Environmental Permits) are required to conduct the Acquired Corporation's business and operations in the manner conducted by the Acquired Corporation, and to own, use or operate the Acquired Corporation's assets in the manner owned, used, or operated by the Acquired Corporation, in accordance with Applicable Law.

Section 4.20 Environmental Matters.

(a) To the Knowledge of the Seller, the Acquired Corporation has at all times been in material compliance with all Environmental Laws.

(b) No Environmental Permits are required for the operation of the Acquired Corporation's business.

(c) Neither the Seller nor the Acquired Corporation have used or permitted to be used the area on, in, or under the Facilities for the Discharge of Hazardous Substances and to the knowledge of the Seller there has not been any such use.

(d) Neither the Seller nor the Acquired Corporation have received any notice of, nor have been prosecuted for an offence alleging non-compliance with any Environmental Laws, and neither the Seller nor the Acquired Corporation have settled any allegation of non- compliance short of prosecution.

(e) To the Knowledge of the Seller, neither the Acquired Corporation nor any Designated Person in respect of the Acquired Corporation is or has ever been (i) inspected or investigated for any actual, alleged, or potential breach or violation of, non-compliance with or liability under any Environmental Law; (ii) charged with, settled any prosecution for, convicted of, or sentenced for any offence under Environmental Law; (iii) subject to or responsible for any characterization, environmental assessment, clean-up, remediation, rehabilitation, restoration, or any other corrective action under any Environmental Law, or voluntarily conducted any of the foregoing; or (iv) subject to any Order or request by a Governmental Authority under any Environmental Law; and no event has occurred and no circumstance exists that could give rise to any of the foregoing.

(f) Neither the Seller nor the Acquired Corporation have caused or permitted, and the Seller does not have any knowledge of, the release, migration, or Discharge, in any manner whatsoever, of any Hazardous Substance on or from the Facilities.

(g) Neither the Seller nor the Acquired Corporation have received any notice that any of them is potentially responsible for any clean-up or corrective action at the Facilities.

(h) True, accurate, and complete copies of all documents, including Environmental Permits and any certificates, disclosure documents, or reports, issued, filed, or registered on title or with any Governmental Authority, pursuant to Environmental Laws with respect to the Facilities which are in the knowledge of the Seller have been provided to the Purchaser.

(i) To the Knowledge of the Seller, all Hazardous Substances located on, under or in the Facilities have been disclosed in writing to the Purchaser.

(j) To the Knowledge of the Seller, the location of any (i) above-ground or underground storage tanks or associated piping or appurtenances, or (ii) landfills, surface impoundments, or disposal areas, whether active or abandoned and any management, disposal and remedial action taken in connection therewith has been disclosed in writing to the Purchaser.

(k) To the Knowledge of the Seller, there is no Environmental Proceeding pending or threatened against the Acquired Corporation or Designated Person in respect of the Acquired Corporation, and no event has occurred and no circumstance exists that could give rise to any such Environmental Proceeding.

(l) The Seller have delivered to the Purchaser true, accurate and complete copies of all written communications and all environmental assessments, audits, studies, analyses, tests, and other environmental reports and documents (including all drafts thereof) initiated by or on behalf of, or in the possession or control of, the Seller or the Acquired Corporation, whether generated internally or externally, pertaining to the Mine Facility, or to any Hazardous Substance or Hazardous Activity therein, thereon, or thereunder, or concerning the compliance with Environmental Law of the Acquired Corporation or a Designated Person in respect of the Acquired Corporation, or the application of Environmental Law to the Acquired Corporation or any such Designated Person.

(m) The Acquired Corporation is not required to maintain any environmental or operating documents or records under any Environmental Law.

(n) The Acquired Corporation has disclosed to the relevant Governmental Authority, or to such other Person to whom it is required to disclose under Applicable Law, any event, incident, and information that it is required to disclose under Environmental Law.

(o) No amount is due by the Acquired Corporation to any Governmental Authority or any other Person under any Environmental Law.

Section 4.21 Taxes.

(a) The Acquired Corporation has prepared and filed all Tax Returns required to be filed by it with the appropriate Governmental Authority, within the prescribed period, in accordance with Applicable Law. To the Knowledge of the Seller, each such Tax Return is true and complete. The Acquired Corporation is not, and has ever been, a member of a group of corporations with which it has filed, or been required to file, consolidated, combined, unitary or similar Tax Returns. The Acquired Corporation has delivered to the Purchaser copies of all Tax Returns and all notices of assessment or reassessment related thereto with respect to all tax periods ending after June 29, 2018.

(b) The Acquired Corporation has paid all Taxes and installments of Taxes required to be paid to any Governmental Authority before the Closing Date, within the prescribed period, pursuant to Applicable Law. No deficiency with respect to the payment of any Taxes or installments of Taxes has been asserted in writing against the Acquired Corporation by any Governmental Authority. Adequate provision has been made, in the Books and Records of the Acquired Corporation, for all Taxes payable by it for all taxable periods ending, or deemed to end, on or immediately prior to the Closing Date, and, where no taxable period ends or is deemed to end on or immediately prior to the Closing Date, for all Taxes in respect of any time prior to the Closing Date.

(c) The Acquired Corporation has duly and timely withheld and collected all Taxes required by Applicable Law to be withheld or collected by it and has duly and timely remitted to the appropriate Governmental Authority all such Taxes, as and when required by Applicable Law. The amount of any Taxes withheld or collected but not yet remitted by the Acquired Corporation has been retained in its accounts and will be remitted by it to the appropriate Governmental Authority when due.

(d) There are no Proceedings pending or, to the Knowledge of the Seller, threatened against the Acquired Corporation in respect of any Taxes, there are no matters under discussion, audit or appeal with any Governmental Authority relating to Taxes.

(e) The Acquired Corporation has not requested, entered into or executed any Contract or other arrangements, or any waiver, providing for any extension of time within which (i) to file any Tax Return; (ii) it is required to pay or remit any Taxes or amounts on account of Taxes; or (iii) any Governmental Authority may assess or collect Taxes.

(f) The Acquired Corporation has not entered into any Contract with, or provided any undertaking to, any Person pursuant to which it has assumed liability for the payment of Taxes owing by such Person.

(g) To the Knowledge of the Seller, the Acquired Corporation will not be required to include any item of income in the computation of taxable income for any taxable period or portion thereof ending after the Closing Date as a result of any installment sale or open transaction disposition made on or prior to the Closing Date, any prepaid amount received prior to the Closing Date.

(h) The Acquired Corporation is a resident of Canada for purposes of the ITA. The Acquired Corporation is and has been, at all relevant times, a taxable Canadian corporation within the meaning of subsection 89(1) of the ITA and a Canadian controlled private corporation ("CCPC") within the meaning of subsection 125(7) of the ITA and has not filed an election under subsection 89(11) of the ITA to not be a CCPC.

(i) To the Knowledge of the Seller, the Acquired Corporation has never been required to file any Tax Return with, or been liable to pay any Taxes to, any Governmental Authority outside Canada. No written request to file a Tax Return has ever been made by a Governmental Authority in a jurisdiction where the Acquired Corporation does not file Tax Returns.

(j) Except as disclosed in Section 4.21(j) of the Acquired Corporation Disclosure Schedule, the Acquired Corporation is not nor has been, at any time, associated (within the meaning of the ITA) with any other corporation.

(k) None of sections 78, 80, 80.01, 80.02, 80.03, or 80.04 of the ITA, or any equivalent provision of Applicable Law of any other jurisdiction, has applied to the Acquired Corporation at any time on or before the Closing Date.

(l) The Acquired Corporation has not claimed, nor will it claim, any reserve under any provision of the ITA or any equivalent provincial provision that could require any amount to be included in the income of the Acquired Corporation for any period ending after the Closing Date.

(m) Except as disclosed in Section 4.21(m) of the Acquired Corporation Disclosure Schedule, for purposes of the ITA, the Acquired Corporation has not acquired property or services from, or disposed of property to, a non-arm's length Person, within the meaning of the ITA, for consideration the value of which is less than the fair market value of the property, in circumstances which could subject it to a liability under section 160 of the ITA.

(n) The Acquired Corporation has not received any requirement pursuant to section 224 of the ITA which remains unsatisfied in any respect.

(o) No transaction or event or series of transactions or events has occurred which have resulted or could result in the application, either before, on or after Closing, of section 17 of the ITA to the Acquired Corporation.

Section 4.22 Utilities and Power Supply Matters.

(a) Copies of all agreements pertaining to the electricity supply, connection, and distribution to the Mine Facility have been provided to the Purchaser.

(b) To the Knowledge of the Seller, the electricity services subscription with Hydro-Québec for the Mine Facility began prior to June 7, 2018.

(c) To the Knowledge of the Seller, the electricity services subscription with Hydro-Québec for the Facilities and the activities carried on at the Mine Facility qualify as an "existing project" and are not currently subject to the disincentive rate established by the Régie de l'énergie for service for cryptographic use applied to blockchains.

Section 4.23 Brokers' Fees.

The Purchaser will not be liable for any brokerage or agent's commission, finder's fee, or other similar payment in connection with this Agreement or the transactions contemplated hereby because of any action taken by, or agreement or understanding reached by, the Seller or the Acquired Corporation.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES AS TO THE PURCHASER

The Purchaser represents and warrants to the Seller as follows, and acknowledges that the Seller is relying upon the following representations and warranties in connection with their sale of the Purchased Shares.

Section 5.1 Status and Authority.

The Purchaser is a corporation governed under the laws of British Columbia and is in good standing under such laws. The Purchaser has full power, authority, and capacity to own and operate its property and assets, to carry on its business as it is being conducted, to enter into this Agreement and each of the other Closing Documents to which it is a party, to execute and deliver same, and to perform all of its obligations thereunder. The execution and delivery by the Purchaser of this Agreement and of each of the other Closing Documents to which it is a party, the performance of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby, have been (or will be, prior to Closing) duly authorized by all necessary corporate action on its part.

Section 5.2 Consideration Shares.

All necessary corporate action has been taken to authorize the issue and sale of, and the delivery of certificates representing the Consideration Shares. Upon issuance, the Consideration Shares will be validly issued as fully paid and non-assessable common shares in the capital of the Purchaser. The issue of the Consideration Shares is not subject to any pre-emptive right or other contractual right to purchase securities granted by the Purchaser or to which the Purchaser is subject.

Section 5.3 Execution and Binding Obligation.

This Agreement has been duly executed and delivered by the Purchaser and constitutes a valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms. Each of the other Closing Documents to which the Purchaser is a party will be duly executed and delivered by it as and when required, on or prior to Closing, and, upon the execution and delivery thereof by the Purchaser, such Closing Documents shall constitute a valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms.

Section 5.4 No Conflict.

Neither the execution and delivery by the Purchaser of this Agreement or the other Closing Documents to which the Purchaser is a party, nor the performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with, or violate, any of the Constating Documents of the Purchaser or any resolution adopted by its directors or shareholders;

(b) contravene, conflict with, or violate any Applicable Law; or

(c) give any Person the right to challenge any transaction contemplated thereby or to exercise any remedy under any Applicable Law to which the Purchaser is subject.

Section 5.5 Proceedings and Orders.

As of the date of this Agreement, no Proceedings or Orders are outstanding or pending, or have been threatened, against the Purchaser, that would impair, in any manner, its ability to perform their obligations under this Agreement or any other Closing Documents to which it is party, or to consummate the transactions contemplated hereby or thereby.

Section 5.6 Organization of the Purchaser.

The authorized share capital of the Purchaser consists of an unlimited number of Purchaser Shares without par value and an unlimited number of preferred shares ("Purchaser Preferred Shares"). As at the date of this Agreement there are 327,145,564 validly issued and outstanding as fully-paid and non-assessable Purchaser Shares, and no Purchaser Preferred Shares are issued or outstanding. Other than the foregoing, there are no other securities convertible or exercisable for Purchaser Shares or Purchaser Preferred Shares, and no Person has any right for the purchase of any interest in Purchaser Shares, Purchaser Preferred Shares, or other securities or for the issue and allotment of any unissued Purchaser Shares, Purchaser Preferred Shares, or other securities of the Purchaser.

Section 5.7 Qualification to do Business.

The Purchaser is registered, licensed, or otherwise qualified to do business under the laws of the jurisdictions in which the character or the location of the properties and assets owned by the Purchaser or the nature of the Purchaser's business requires registration, licensing, or other qualification under Applicable Laws of any other jurisdiction. The Purchaser has all necessary corporate power, authority, and capacity to carry on the Purchaser's business and to own or lease and operate its property and assets as now carried on and owned or leased and operated.

Section 5.8 Subsidiaries.

(a) The Purchaser's only subsidiaries are HIVE Blockchain Iceland ehf., HIVE Blockchain Switzerland AG, Boden Technologies AB, Liv Eiendom AS, Kolos Norway AS, and Hive Digital Data Ltd. (collectively, the "Purchaser Subsidiaries").

(b) All outstanding shares and other securities of the Purchaser Subsidiaries are validly issued and fully-paid and held directly or indirectly by the Purchaser, are free and clear of all Encumbrances and no Person has any right for the purchase of any interest in such shares or other securities or for the issue or allotment of any unissued shares or other securities of the Purchaser Subsidiaries.

(c) Each Purchaser Subsidiary is validly existing and in good standing under the Applicable Laws of the jurisdiction of its incorporation or continuance and has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease, and operate its properties and assets.

Section 5.9 Shareholders.

To the Knowledge of the Purchaser, Genesis Mining Ltd. ("Genesis") holds 55,145,585 Purchaser Shares, and other than Genesis, no person beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the votes attached to the Purchaser Shares. The Purchaser is not party to any shareholder, pooling, voting, or other similar arrangement or agreement relating to the ownership or voting of any of the Purchaser Shares or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in the Purchaser and the Purchaser is not a party to a shareholder rights plan or any other similar plan or agreement.

Section 5.10 Securities Laws Matters.

(a) The Purchaser Shares are listed and posted for trading on the TSX-V and except for such listing and trading, the Purchaser has not made arrangements for any securities of the Purchaser to be listed or quoted for trading on any other stock or securities exchange or market. No order, ruling, or determination having the effect of ceasing or suspending trading in any securities of the Purchaser has been issued and no proceedings for such purpose are pending or, to the Knowledge of the Purchaser, threatened. Neither the Purchaser nor any of the Purchaser Subsidiaries have taken any action which would be reasonably expected to result in the delisting or suspension of the Purchaser Shares on or from the TSX-V.

(b) The Purchaser is a "reporting issuer" in each of the Provinces of British Columbia and Alberta (as that term is defined under applicable Canadian securities laws), is not included in a list of defaulting reporting issuers (or equivalent) maintained by the applicable Governmental Authority in such provinces and the Purchaser is in compliance, in all material respects, with applicable Canadian securities laws.

(c) The documents and information comprising the Purchaser Public Disclosure Record, as at the respective dates they were filed, were in compliance in all material respects with applicable Canadian securities laws and, where applicable, the rules and policies of the TSX-V and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d) Except as set forth above, the Purchaser is not subject to continuous disclosure or other public reporting requirements under Applicable Laws of any other jurisdiction including, without limitation, the securities laws of the United States.

Section 5.11 Purchaser Financial Statements.

The Purchaser Financial Statements have been prepared in accordance with International Financial Reporting Standards consistently applied throughout the periods to which they relate, subject, in the case of the Purchaser Interim Financial Statements, to usual year-end adjustments and the exclusion of footnotes. The balance sheets contained in the Purchaser Financial Statements fairly present the financial position of the Purchaser as of their respective dates and the statements of earnings and retained earnings contained in the Purchaser Financial Statements fairly present the revenues, earnings and results of operations for the periods indicated in all material respects. The Purchaser Financial Statements are accurate and complete in all material respects, are based upon and are consistent with the Books and Records of the Purchaser, and copies have been made available to the Seller.

Section 5.12 Bankruptcy, Insolvency, and Reorganization.

Neither the Purchaser nor any of the Purchaser Subsidiaries is an insolvent person within the meaning of the Bankruptcy and Insolvency Act (Canada) nor has the Purchaser or any Purchaser Subsidiary made an assignment in favour of its creditors nor a proposal in bankruptcy to its creditors or any class thereof nor had any petition for a receiving order presented in respect of it. Neither the Purchaser nor any Purchaser Subsidiary has initiated proceedings with respect to a compromise or arrangement with its creditors or for its winding up, liquidation, or dissolution. No receiver has been appointed in respect of the Purchaser, a Purchaser Subsidiary or any of their respective property or assets and no execution or distress has been levied upon any of its property or assets. No act or proceeding has been taken or authorized by or against the Purchaser or Purchaser Subsidiary with respect to any amalgamation, merger, consolidation, arrangement, or reorganization of, or relating to, the Purchaser nor have any such proceedings been authorized by any other Person.

Section 5.13 Books and Records.

The Purchaser has made available to the Seller all Books and Records of the Purchaser. All material financial transactions of the Purchaser have been accurately recorded in the Financial Records of the Purchaser in accordance with sound business and financial practice and the Financial Records of the Purchaser accurately reflect the basis for the financial condition and the revenues, expenses and results of operations of the Purchaser as of and to the date hereof.

Section 5.14 Title to and Sufficiency of Assets.

The Purchaser has good and marketable legal and beneficial title to all of its property and assets, free and clear of any and all Encumbrances. The property and assets owned and leased by the Purchaser and the Purchaser Subsidiaries are sufficient to permit the continued operation of the Purchaser's business in substantially the same manner as conducted as of the date hereof and during the year ended on the date of the most recent Annual Purchaser Financial Statements. There is no material agreement, option, or other right or privilege outstanding in favour of any Person for the purchase from the Purchaser, a Purchaser Subsidiary, or of any of the material property or assets of the Purchaser or the Purchaser Subsidiaries.

Section 5.15 Licences and Compliance with Applicable Law.

The Purchaser and the Purchaser Subsidiaries hold all material licences, permits, authorizations, approvals, or other evidence of authority of any Governmental Authority required for the operation of the Purchaser's business as conducted now are all such licences, permits, authorizations, approvals, or other evidence of authority of any Governmental Authority are in good standing in all material respects.

Section 5.16 Insurance.

The assets of the Purchaser and the Purchaser Subsidiaries and their business and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and neither the Purchaser nor the Purchaser Subsidiaries have failed to promptly give any notice or present any material claim thereunder.

Section 5.17 Tax Matters.

The Purchaser and the Purchaser Subsidiaries have prepared and filed when due with each relevant Governmental Authority all Tax Returns required to be filed by or on behalf of the Purchaser and Purchaser Subsidiaries in respect of any Taxes. All such Tax Returns are correct and complete in all material respects, and no material fact has been omitted therefrom. No extension of time in which to file any such Tax Returns is in effect. The Purchaser has paid in full and when due all Taxes required to be paid by it, whether or not such Taxes are shown on a Tax Return or on any assessments or reassessments. No Governmental Authority has asserted that the Purchaser or any Purchaser Subsidiary is required to file Tax Returns or pay any Taxes in any jurisdiction where it does not do so.

Section 5.18 No Material Adverse Change.

Since the date of the most recent Annual Purchaser Financial Statements, the Purchaser has not suffered a Material Adverse Change, and to the knowledge of the Purchaser, no event has occurred nor do any circumstances exist which could result in the Purchaser suffering a Material Adverse Change.

Section 5.19 Full Disclosure.

The Purchaser Public Disclosure Record discloses all material facts related to the Purchaser, its business, financial conditions, assets, liabilities, and operations, and no representation or warranty of the Purchaser contained in this Agreement or in any certificate furnished to the Seller pursuant to any provision of this Agreement, taken together and with the Purchaser Public Disclosure Record, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements herein or therein true in any material respect.

Section 5.20 Brokers' Fees.

The Seller will not be liable for any brokerage or agent's commission, finder's fee, or other similar payment in connection with this Agreement or the transactions contemplated hereby because of any action taken by, or agreement or understanding reached by, the Purchaser or any of the Purchaser Subsidiaries.

ARTICLE 6

COVENANTS OF SELLER PRIOR TO CLOSING

Section 6.1 Access and Investigation.

Prior to the Closing Date, and upon reasonable notice from the Purchaser, the Seller shall, and shall cause the Acquired Corporation to (a) afford the Purchaser and its Representatives (collectively, the "Purchaser Group") reasonable access, during regular business hours, to the personnel and assets of the Acquired Corporation, including the Mine Facility and all machinery and equipment, Contracts, Books and Records, Corporate Records, Permits, Tax Returns, and all such other information and documents pertaining to the Acquired Corporation, the business conducted by it, and the representations and warranties made by the Seller hereunder as the Purchaser may reasonably request; (b) furnish the Purchaser Group with copies of all such documents regarding any of the foregoing as the Purchaser may reasonably request; and (c) otherwise cooperate and assist, to the extent reasonably requested by the Purchaser, with the Purchaser's investigation of the business, condition (financial or otherwise), assets, results of operations, or prospects of the Acquired Corporation.

In addition, the Purchaser shall have the right to have the Mine Facility and the tangible personal property of the Acquired Corporation inspected by any member of the Purchaser Group, at the Purchaser's sole cost and expense, provided that the members of the Purchaser Group performing any such inspection shall be accompanied at all times by a representative of the Seller.

At the request of the Purchaser, the Seller shall execute or cause the Acquired Corporation to execute, as required, such Consents as may be necessary to enable the Purchaser and their Representatives to obtain access to all files and records maintained by Governmental Authorities in respect the Acquired Corporation, the Facilities, and the Business; provided, however, that no investigation made by the Purchaser or its Representatives shall affect the right of the Purchaser to rely on any representation or warranty made by the Seller in this Agreement or in any Closing Document.

Section 6.2 Operation of the Business of the Acquired Corporation.

Except as otherwise permitted by this Agreement, and in particular the receipt by the Acquired Corporation of a bona fide written Acquisition Proposal under Section 10.4, or with the prior written Consent of the Purchaser, during the period from the date of this Agreement to the Closing Date, the Acquired Corporation and the Seller shall, as applicable:

(a) conduct the business of the Acquired Corporation only in the ordinary and usual course of business consistent with past practice;

(b) not, and cause the their respective Representatives to not (A) initiate, solicit, entertain, negotiate, accept or discuss with any third party, directly or indirectly, any Acquisition Proposal, to acquire any material part of the business, properties or share capital of the Acquired Corporation, whether by merger, recapitalization, arrangement, amalgamation, purchase of shares, purchase of assets, take-over bid or otherwise, (B) provide or disclose any information to any third party in connection with an Acquisition Proposal or (C) enter into any agreement, arrangement or understanding with any third party requiring the Acquired Corporation to abandon, terminate or fail to consummate the transactions contemplated under this Agreement;

(c) immediately cease and ensure that their respective Representatives immediately cease and cause to be terminated, any existing solicitations, discussions or negotiations with any Persons (other than the Purchaser or its Affiliates) by any of them with respect to any Acquisition Proposal whether or not initiated by the Acquired Corporation and, in connection therewith, the Seller and the Acquired Corporation will discontinue access to any data rooms (virtual or otherwise) and shall as soon as practicable request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with the Seller or the Acquired Corporation relating to any potential Acquisition Proposal and shall use all reasonable efforts to ensure that such requests are honoured in accordance with the terms of such confidentiality agreements; provided that the Seller and the Acquired Corporation shall not release any third party from or waive any confidentiality or standstill agreement; an

(d) from and after the date of hereof, the Seller shall forthwith (and in any event within 24 hours) notify the Purchaser, of any proposal, inquiry, offer (or any amendment thereto) or request relating to or constituting an Acquisition Proposal, any request for non-public information relating to the Acquired Corporation in connection with an Acquisition Proposal of which any of the Representatives become aware, or any amendments to the foregoing;

(e) to the extent within their power and control, preserve intact the current business organization of the Acquired Corporation, retain all of its Employees and consultants, and maintain its relations and goodwill with its suppliers, customers, landlords, creditors, agents, and others having business relationships the Acquired Corporation, as well as with Governmental Authorities;

(f) not issue, transfer, sell, encumber, or otherwise dispose of any Equity Securities of the Acquired Corporation;

(g) report to the Purchaser at such times as the Purchaser may reasonably request concerning the status of the business, condition (financial or otherwise), assets, results of operations, or prospects of the Acquired Corporation;

(h) maintain the assets owned or used by the Acquired Corporation in a state of maintenance and repair consistent with past practice and the requirements and normal conduct of the Business of the Acquired Corporation;

(i) keep in full force and effect, without amendment, all material rights relating to the Business of the Acquired Corporation;

(j) comply with all provisions of Applicable Law, and all Applicable Contracts of the Acquired Corporation;

(k) continue in full force and effect the insurance coverage under the policies set forth in Section 6.2 of the Acquired Corporation Disclosure Schedule or substantially equivalent policies;

(l) not adopt, implement, or otherwise become bound by any Employee Plan;

(m) maintain all Books and Records of the Acquired Corporation consistent with past practice; and

(n) make no material changes in management personnel of the Acquired Corporation.

Notwithstanding the foregoing, and for greater certainty, nothing in this Agreement shall restrict the Seller or the Acquired Corporation from transferring cash and/or digital assets of the Acquired Corporation prior to the Closing Date.

Section 6.3 Filings and Consents.

As promptly as practicable after the date of this Agreement, and in any event within the applicable time period prescribed by Applicable Law, the Seller shall, and shall cause the Acquired Corporation to, make all filings and applications and to give all notifications required to be made or given by it under Applicable Law in connection with the transactions contemplated hereby. The Seller shall, and shall cause the Acquired Corporation to cooperate with the Purchaser and their respective Representatives, (a) with respect to all filings, applications, and notifications that the Purchaser elects or is required to make by Applicable Law in connection with the transactions contemplated herein, including application for approval by the TSX-V (if any) of the transactions contemplated under this Agreement; and (b) in obtaining the Consents required by the Purchaser to own and operate the Acquired Corporation from and after the Closing Date.

Section 6.4 Notification of Breach.

Prior to the Closing, the Seller shall promptly give notice to the Purchaser of:

(a) any Material Adverse Change affecting the Acquired Corporation, or any fact, event, condition, or circumstance that could result in any such Material Adverse Change;

(b) any breach of any representation or warranty of the Seller, or any fact, event, condition, or circumstance that would or would reasonably be likely to result in such representation or warranty being inaccurate in any respect as of the time of the occurrence thereof, had such representation or warranty been made as of such time, together with particulars thereof; and

(c) any breach of any covenant of the Seller in this Article 6 and of all corrective actions undertaken, or to be undertaken, by the Seller with respect thereto.

Prior to the Closing, the Purchaser shall promptly give notice to the Seller of:

(d) any Material Adverse Change affecting the Purchaser, or any fact, event, condition, or circumstance that could result in any such Material Adverse Change;

(e) any breach of any representation or warranty of the Purchaser, or any fact, event, condition, or circumstance that would or would reasonably be likely to result in such representation or warranty being inaccurate in any respect as of the time of the occurrence thereof, had such representation or warranty been made as of such time, together with particulars thereof; and

(f) any breach of any covenant of the Purchaser in Article 7 and of all corrective actions undertaken, or to be undertaken, by the Seller with respect thereto.

Section 6.5 Seller Meeting.

The Parties acknowledge and agree that the Sale Resolution was considered at the annual and special meeting of shareholders of the Seller on March 13, 2020 (the "Seller Meeting") and the Sale Resolution was passed by not less than a 66⅔ majority of the shareholders of the Seller entitled to vote on the Sale Resolution.

Section 6.6 Financial Information.

The Seller shall deliver to the Purchaser, within 14 days following the end of each month between the date of this Agreement and the Closing Date, a copy of the balance sheet and related statement of income of the Acquired Corporation for such month prepared in a manner, and containing information, consistent with the current accounting policies and practices of the Acquired Corporation.

Section 6.7 Termination of Agreements.

As of the Closing, all Contracts between any of the Acquired Corporation on the one hand, and the Seller or Affiliates (other than the Acquired Corporation), on the other hand, shall be terminated as between them and shall be without any further force and effect, and there shall be no further obligations of any of the relevant parties thereunder.

ARTICLE 7

POST-CLOSING COVENANTS

Section 7.1 Cooperation and Access.

After the Closing the Seller, on the one hand, and the Purchaser, on the other hand, shall make available to the other Party and to their respective accountants, Tax advisors, and legal counsel, any Books and Records in the non-requesting Party's custody or control, for the purpose of preparing any financial statement, Final Closing Statement, or Tax Return or preparing for or defending any Tax-related examination of the requesting Party or the Acquired Corporation by any Governmental Authority. The Party requesting access to such Books and Records shall reimburse the non-requesting Party for the reasonable out-of-pocket costs and expenses incurred by the non-requesting Party. The non-requesting Party shall provide access to such Books and Records during normal business hours, upon reasonable advance notice given by the requesting Party, and subject to such reasonable limitations as the non-requesting Party may impose to delete, redact, or protect sensitive or privileged information, including the execution by Persons (if they are not the Seller) of non-disclosure agreements in form and substance acceptable to the Purchaser.

Section 7.2 Confidentiality.

(a) As used in this Section 7.2, the term "Confidential Information" includes, all information concerning the Acquired Corporation, including information pertaining to the Business, products, services, operations and affairs, Intellectual Property Rights, Contracts, and Personal Information, including the names and backgrounds of key personnel, and all personnel training techniques and materials, regardless of form or format and whether communicated or accessed in writing, orally, through visual or electronic means or otherwise.

(b) The Seller acknowledges the confidential and proprietary nature of the Confidential Information and agrees that the Seller shall, except to the extent required for the Seller (or any of its related principals) who is employed by the Acquired Corporation or an Affiliate thereof to fulfill his or her or its duties in the course of such employment, from and after the Closing: (i) keep the Confidential Information confidential and deliver promptly to the Purchaser, or immediately destroy at the Purchaser's option, all embodiments and copies of the Confidential Information that are in the Seller's possession; (ii) not use the Confidential Information for any reason or purpose; and (iii) without limiting the foregoing, not disclose the Confidential Information to any Person, except with the prior written Consent of the Purchaser.

(c) Section 7.2(b) does not apply to that part of the Confidential Information (other than Personal Information) that becomes generally available to the public other than as a result of a breach of this Section 7.2 by the Seller. Confidential Information shall not be deemed "generally available to the public" merely because it is included or incorporated in more general information that is publicly available or because it combines features which individually may be publicly available.

(d) If the Seller becomes compelled in any Proceeding or otherwise, under Applicable Law, to make any disclosure that is prohibited by this Section 7.2, the Seller shall, to the extent legally permissible, promptly advise the Purchaser thereof, in writing, so that any of them, or all of them, may seek an appropriate protective order or other appropriate remedy or waive compliance with the provisions of this Section 7.2. In the absence of a protective order or other remedy, the Seller may disclose that portion (and only that portion) of the Confidential Information that, based upon the opinion of the Seller's counsel, the Seller is legally compelled to disclose; provided, however, that the Seller shall use its best efforts to obtain written assurance that any Person to whom any Confidential Information is so disclosed shall accord confidential treatment to such Confidential Information.

(e) Without limiting any other provision hereof, nothing in this Section shall diminish the protections and benefits to which any Personal Information or trade secret of the Acquired Corporation is entitled under Applicable Law. If any information that the Acquired Corporation asserts to be a trade secret under Applicable Law is found by a court of competent jurisdiction not to be such a trade secret, such information shall nonetheless be considered Confidential Information of that Acquired Corporation for purposes of this Section.

Section 7.3 Tax Matters.

(a) The Purchaser shall cause the Acquired Corporation to prepare and file all Tax Returns due by the Acquired Corporation after the Closing Date in respect of periods ending on or before or which include the Closing Date, which Tax Returns shall be prepared and filed on a timely basis. Not less than 30 days prior to the due date of any such Tax Return, the Purchaser shall provide the Seller with a substantially final draft of the Tax Return (the "Draft Return"). The Seller and their accountants have the right to review the Draft Return and any working papers relating to its preparation. Within 15 days after the date that the Seller receives the Draft Return, the Seller shall advise the Purchaser in writing that they either agree with the Draft Return or that they do not agree with the Draft Return, in which case the Seller shall set out, in reasonable detail, the basis for such disagreement. In the event of a disagreement, the Seller and the Purchaser shall attempt to resolve such disagreement; provided, however, that if they fail to reach agreement, then the disagreement shall be resolved by a firm of independent public accountants to be designated by mutual agreement of the Seller and the Purchaser, failing which the firm shall be the auditors of the Purchaser. The fees and expenses of the accountants in making any such determination shall be borne 50% by the Seller and 50% by the Purchaser.

(b) The Acquired Corporation shall pay or cause to be paid all Taxes shown as due on the Tax Returns prepared in accordance with Section 7.3; provided, however, that the Seller shall promptly reimburse the Purchaser to the extent that any payment the Acquired Corporation is required to make relates to the operations of the Acquired Corporation for any taxable period ending on or before the Closing Date, or portion of any taxable period which includes (but does not begin or end on) the Closing Date ending immediately before the Closing Date, to the extent that such payment exceeds the amount accrued for Taxes.

(c) The Purchaser and the Seller shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns and any Proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other Party's request) the provision of records and information reasonably relevant to any such Proceeding and making Employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Purchaser shall cause the Acquired Corporation to (i) retain all Books and Records with respect to Tax matters that pertain to it and relate to any taxable period beginning before the Closing Date, until the expiration of the limitation period for the relevant taxable periods as set out in Section 230(4) of the ITA, and to abide by all record retention requirements stipulated by Applicable Law and any Contract entered into with any Governmental Authority; and (ii) give the Seller reasonable written notice prior to transferring, destroying or discarding any such Books and Records, and allow him to make copies of such documents contained therein as he may reasonably request.

Section 7.4 Purchase Commitment.

The Purchaser shall make the Purchase Commitment on the terms set out in Section 2.5.

Section 7.5 Voting Trust.

For a period beginning on the Closing Date and ending on the earlier of (i) the date on which the Seller sells, transfers, or otherwise disposes of the Consideration Shares in accordance with this Agreement, and (ii) the date on which a change of control becomes effective (the "Voting Trust Period"), Seller shall vote the Consideration Shares as directed by the individual who is, at the applicable time, the President, Chief Executive Officer, and a director of the Purchaser (the "Voting Trustee"), at all special or regular meetings of the shareholders of the Purchaser which are held from time to time. The term "change of control" shall mean: (1) the purchase by a third party of 66⅔% or more of the Purchaser's voting shares; (2) a merger or consolidation, after which the Purchaser's prior shareholders no longer represent at least 50% of the issued and outstanding voting shares; and/or (3) the sale of all or substantially all of the assets or the liquidation of the Purchaser. For the purposes of this arrangement:

(a) The Seller hereby grants a proxy (the "Proxy") to the Voting Trustee to vote all the Consideration Share during the Voting Trust Period. To this end, the Seller hereby revokes any and all previous proxies and appoints the Voting Trustee as its proxy to attend any shareholder meetings, annual or special, and any continuation or adjournments thereof and to vote the Consideration Share then owned by the Seller on any matter to be voted upon at a meeting in the manner recommended by management of the Purchaser, in the same manner and with the same effect as if the Seller were personally present. Further, the Seller hereby authorizes the Voting Trustee to substitute any other person designated by the board of the Purchaser provided at least 15 days advance written notice is first given to the Seller of the name of such person, to act under this proxy, to revoke any substitution, and file this Agreement, and any form proxies executed pursuant hereto, with the Purchaser. This proxy may not be assigned by the Voting Trustee. Additionally, this proxy shall apply to all of the Consideration Share and any additions thereto or reductions thereto resulting from any stock split, stock dividend, reverse stock split, merger, reorganization, reclassification, recapitalization, consolidation or any other change in the form of the Purchaser's capital structure.

(b) the Purchaser agrees that it will recognize the Proxy granted herein and will count votes cast by the Voting Trustee or his permitted substitutes pursuant to the Proxy.

(c) The Voting Trustee shall use his best efforts to inform the Seller of the manner in which the Consideration Share owned by the Seller will be voted at least 10 days in advance of casting such votes. The Voting Trustee shall be liable and responsible by reason of any loss or damage to the Purchaser or to the Seller arising out of or in consequence of any matter, thing or act done or admitted to be done negligently or in bad faith in connection with the administration of the Voting Trust created hereby.

(d) The parties hereto acknowledge and agree that, upon the sale, transfer or disposition of beneficial ownership of any of the Consideration Share to a person other than the Seller as permitted by the Agreement, the terms and provisions of Proxy shall without further act of the parties, cease to be of any further force and effect with respect to such shares.

(e) The parties hereto agree that at all times the Voting Trustee shall be the President of the Purchaser or, in his absence, the Chairman of the Purchaser. In the event that the Voting Trustee ceases to the President or Chairman of the Purchaser as the case may be, he shall, immediately prior thereto, assign the Proxy to a successor who is the President or Chairman of the Purchaser as the case may be. In addition, the Purchaser shall have the right at any time and from time to time to designate a substitute voting trustee who shall have all the rights, powers, duties and obligations of the Voting Trustee, provided such person is a director of the Purchaser. Such successor to the Voting Trustee shall thereafter assume all rights and obligations of the Voting Trustee hereunder and shall agree to be bound by all the terms and conditions of this Agreement and shall be obligated in turn to assign Proxy to a new Voting Trustee with the same qualifications upon his ceasing to be a director of the Purchaser.

(f) On the last day of the Voting Trust Period, the Purchaser shall cause the Proxy to be returned to the Seller.

(g) For greater certainty, any monies, shares, or other property received by the Seller from the Purchaser with respect to distributions from the Consideration Share, whether by way of dividend or by way of redemption or otherwise, shall be distributed to the Seller forthwith.

Section 7.6 Notice of Intent to Sell

Duration of the Voting Trust Period, the Seller shall provide five (5) Business Days' notice of any sale, transfer, or disposition of any amount of Consideration Shares, which for clarity shall include a Permitted Sale, unless otherwise permitted in accordance with this Agreement. Subject to Section 7.7, any sale, transfer, or disposition of Considerations Shares which is not a Permitted Sale shall first require the consent of the Chief Executive Officer of the Purchaser, or such other individual as the Chief Executive Officer may designate for this purpose.

Section 7.7 Right of First Refusal.

Except for a Permitted Sale, during the Voting Trust Period, Seller shall not, directly or indirectly through an Affiliate, enter into any agreement or consummate any transaction or series of transactions relating to the sale, transfer, or disposition of the Consideration Shares, with any Person or on the facilities of the TSX- V, other than the Purchaser (a "Third-Party Transaction") except in compliance with the terms and conditions of this Section 7.7.

(a) If, at any time during the Voting Trust Period, the Seller either: (i) receives a bona fide written offer for a Third-Party Transaction that the Seller desires to accept (each, a "Third- Party Offer"); or (ii) desires to sell Consideration Shares on the facilities of the TSX-V, the Seller shall, within five (5) Business Days following receipt of the Third-Party Offer or decision, as applicable, notify the Purchaser in writing (the "Offer Notice") of the identity of all proposed parties to such Third-Party Transaction, if applicable, and the material financial and other terms and conditions of such Third-Party Offer (the "Material Terms"). Each Offer Notice constitutes an offer made by the Seller to enter into an agreement with the Purchaser on the same Material Terms of such Third-Party Offer (the "ROFR Offer").

(b) At any time prior to the expiration of the ten (10) Business Day period following the Purchaser's receipt of the Offer Notice (the "Exercise Period"), the Purchaser may accept the ROFR Offer by delivery to the Seller of a written notice of acceptance containing the Material Terms, executed by the Purchaser.

(c) If, by the expiration of the Exercise Period, the Purchaser has not accepted the ROFR Offer, and provided that the Seller has complied with all of the provisions of Section 7.6 and this Section 7.7, at any time during the ten (10) Business Day period following the expiration of the Exercise Period, the Seller may consummate the Third-Party Transaction with the counterparty identified in the applicable Offer Notice, on Material Terms that are the same or more favourable to the Seller as the Material Terms set forth in the Offer Notice. If such Third-Party Transaction is not consummated within such ten (10) Business Day period, the terms and conditions of this Section 7.7 will again apply, and the Seller shall not enter into any Third-Party Transaction during the ROFR Period without affording the Purchaser the right of first refusal on the terms and conditions of this Section 7.7.

(d) For the avoidance of doubt, the terms and conditions of this Section 7.7 apply to each Third-Party Offer received by the Seller during the ROFR Period.

ARTICLE 8

CONDITIONS PRECEDENT TO PURCHASER'S OBLIGATIONS

The obligations of the Purchaser hereunder are subject to the satisfaction, at or prior to the Closing, of each of the conditions set forth below, any of which may be waived in whole or in part by the Purchaser.

Section 8.1 TSX-V Approval of Purchaser.

The Purchaser shall have received the Consent to the transactions contemplated hereby from the TSX-V. It is hereby agreed that the Purchaser shall act in good faith in seeking such Consent and shall, at the request of the Seller, provide the Seller with copies of all materials to be submitted by the Purchaser in its application to the TSX-V, including drafts of such materials prior to their submission.

Section 8.2 Closing Deliverables of the Purchaser.

The Purchaser shall have delivered to the Seller each of the deliverables set forth in Section 2.9(b).

Section 8.3 Lease Renewal.

The Seller shall have delivered written notice to the landlord of the Mine Facility Lease exercising the option set forth in Amendment No. 3 to the Mine Facility Lease dated February 19, 2020, extending the term of the Mine Facility Lease for an additional five years commencing on the Closing Date.

ARTICLE 9

CONDITIONS PRECEDENT TO SELLER'S OBLIGATIONS

The obligations of the Seller hereunder are subject to the satisfaction, at or prior to the Closing, of each of the conditions set forth below, any of which may be waived in whole or in part by the Seller.

Section 9.1 CSE Approval & Shareholder Approval of Seller.

The Seller shall have received the Consent to the Sale Resolution at the Seller Meeting and the Consent, to the extent required for the transactions contemplated hereby, from the CSE and its shareholders. It is hereby agreed that the Seller shall act in good faith in seeking such Consents and shall, at the request of the Purchaser, provide the Purchaser with copies of all materials to be submitted by the Seller in any application to the CSE made after the date hereof, including drafts of such materials prior to their submission and/or delivery.

Section 9.2 Closing Deliverables of the Seller.

The Seller shall have delivered to the Purchaser each of the deliverables set forth in Section 2.9(a).

ARTICLE 10

TERMINATION

Section 10.1 Termination by Consent.

This Agreement may be terminated at any time prior to the Closing, by the mutual Consent of the Purchaser and the Seller.

Section 10.2 Termination by Purchaser.

This Agreement may be terminated by notice given by the Purchaser to the Seller, at any time prior to or at the Closing:

(a) if satisfaction of any condition in Article 8 by the Closing Date becomes impossible, other than through the failure of the Purchaser to comply with its obligations under this Agreement;

(b) if the Closing shall not have occurred on the Closing Date by reason of the occurrence of a Force Majeure; or

(c) if the Closing shall not have occurred by the Outside Date, provided that the failure of the Purchaser to fulfill any of its obligations was the cause of, or resulted in, the failure of the Closing to occur by the Outside Date.

Section 10.3 Termination by Seller.

This Agreement may be terminated by notice given by the Seller to the Purchaser, at any time prior to or at the Closing:

(a) if satisfaction of any condition in Article 9 by the Closing Date becomes impossible, other than through the failure of the Seller to comply with its obligations under this Agreement;

(b) in accordance with the terms of Section 10.4 of this Agreement; or

(c) if the Closing shall not have occurred on the Closing Date by reason of the occurrence of a Force Majeure; or

(d) if the Closing shall not have occurred by the Outside Date, provided that the failure of the Seller or Acquired Corporation to fulfill any of their respective obligations was the cause of, or resulted in, the failure of the Closing to occur by the Outside Date.

Section 10.4 Superior Proposals

(a) In this Section 10.4:

(i) "Acquisition Proposal" means, at any time, whether or not in writing, any (i) proposal with respect to (A) any direct or indirect acquisition by any person or group of persons of the Purchased Shares; (B) any plan of arrangement, amalgamation, merger, share exchange, consolidation, recapitalization, liquidation, dissolution, or other business combination in respect of the Acquired Corporation or any of its subsidiaries; (C) any direct or indirect acquisition by any person or group of persons of any assets of the Acquired Corporation and/or any interest in one or more of its subsidiaries; or (D) any lease, license, royalty, joint venture, long-term supply agreement, or other arrangement having a similar economic effect, whether in a single transaction or a series of related transactions; (ii) inquiry, expression, or other indication of interest or offer to, or public announcement of, or of an intention to do any of the foregoing; or (iii) modification or proposed modification of any such proposal, inquiry, expression, or offer, in each case whether by plan of arrangement, amalgamation, merger, consolidation, recapitalization, liquidation, dissolution, or other business combination, sale of assets, joint venture, take-over bid, tender offer, share exchange, exchange offer, or otherwise, including any single or multi-step transaction or series of transactions, directly or indirectly involving the Acquired Corporation, and in each case excluding the Transaction; and

(ii) "Superior Proposal" means an unsolicited bona fide Acquisition Proposal made  in writing on or after the date of this Agreement by a third party or parties acting jointly (other than the Purchaser and its Affiliates) which or in respect of which: (A) the Seller's board of directors has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction which is more favourable to the shareholders of the Seller from a financial point of view than the transactions contemplated by the Agreement (taking into account any amendments to this Agreement); (B) is not subject to any financing condition; and (C) the Seller's board of directors has determined in good faith, after consultation with its financial advisors and outside legal counsel, is reasonably capable of being completed in accordance with its terms, without undue delay, considering all legal, financial, regulatory, and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal;

(b) In the event that the Seller or the Acquired Corporation receives a bona fide written Acquisition Proposal from any Person after the date hereof and prior to the Seller Meeting that was not solicited by the Seller or the Acquired Corporation, the Seller, the Acquired Corporation, and their respective Representatives may (i) contact such person solely to clarify the terms and conditions of such Acquisition Proposal; (ii) furnish information with respect to such Acquisition Proposal to such Person pursuant to a confidentiality agreement that contains confidentiality provisions (an "Acceptable Confidentiality Agreement"), provided that (A) the Seller provides a copy of such Acceptable Confidentiality Agreement to the Purchaser promptly upon its execution, and (B) the Seller contemporaneously provides to the Purchaser any non-public information concerning the Acquired Corporation that is provided to such Person which was not previously provided to the Purchaser or its Representatives; and (iii) participate in any discussions or negotiations regarding such Acquisition Proposal; and provided, however, that, prior to taking any action described in clauses (ii) or (iii) above, the Seller's board of directors determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal would be reasonably likely, if consummated in accordance with its terms, to be a Superior Proposal and failure to take such action would be inconsistent with the fiduciary duties of such directors under Applicable Law

(c) The Seller will promptly (and, in any event, within 24 hours) notify the Purchaser, at first orally and thereafter in writing, of any Acquisition Proposal (whether or not in writing) received by the Seller or the Acquired Corporation, any inquiry received by the Seller or the Acquired Corporation that could reasonably be expected to lead to an Acquisition Proposal, or any request received by the Seller or the Acquired Corporation for non-public information relating to the Acquired Corporation in connection with an Acquisition Proposal, or for access to the Books and Records of the Acquired Corporation by any Person that informs the Seller or the Acquired Corporation that it is considering making an Acquisition Proposal, including a copy of the Acquisition Proposal, a description of the material terms and conditions of such inquiry or request, and the identity of the Person making such Acquisition Proposal, inquiry, or request, and promptly provide to the Purchaser such other information concerning such Acquisition Proposal, inquiry, or request as the Purchaser may reasonably request. The Seller will keep the Purchaser promptly and fully informed of the status and details (including all amendments) of any such Acquisition Proposal, inquiry or request

(d) Except as expressly permitted by this Section 10.4, neither the Seller's board of directors, nor any committee thereof shall: (i) withdraw, modify, qualify, or change in a manner adverse to the Purchaser, or publicly propose to withdraw, modify, qualify, or change in a manner adverse to the Purchaser, the approval, recommendation, or declaration of advisability of the Seller's board of directors of the transactions contemplated hereby; (ii) accept, approve, endorse, or recommend or publicly propose to accept, approve, endorse, or recommend any Acquisition Proposal; (iii) permit the Seller to accept or enter into, or publicly propose to accept or enter into, any letter of intent, memorandum, of understanding or other contract, agreement in principle, acquisition agreement, merger agreement, or similar agreement or understanding (an "Acquisition Agreement") with respect to any Acquisition Proposal; or (iv) permit the Seller to accept or enter into any contract requiring the Seller to abandon, terminate, or fail to consummate the Transaction or providing for the payment of any break, termination, or other fees or expenses to any person proposing an Acquisition Proposal in the event that the Seller completes the transactions contemplated hereby or any other transaction with the Purchaser or any of its Affiliates.

(e) Notwithstanding Section 10.4(d) in the event the Seller receives a bona fide, written unsolicited Acquisition Proposal that is a Superior Proposal from any Person after the date hereof and prior to the Seller Meeting, then the Seller's board of directors may, prior to the Seller Meeting, withdraw, modify, qualify, or change in a manner adverse to the Purchaser its approval or recommendation of the Transaction and/or approve or recommend such Superior Proposal or enter into an Acquisition Agreement with respect to such Superior Proposal but only if:

(i) the Seller has given written notice to the Purchaser that it has received such Superior Proposal and that the Seller's board of directors has determined that (A) such Acquisition Proposal constitutes a Superior Proposal, and (B) the Seller's board of directors intends to withdraw, modify, qualify, or change in a manner ad- verse to the Purchaser its approval or recommendation of the Transaction, in each case promptly following the making of such determination, together with a summary of the material terms of any proposed Acquisition Agreement or other agreement relating to such Superior Proposal (together with a copy of such agreement and any ancillary agreements) to be executed with the person making such Superior Proposal, and, if applicable, a written notice from the Seller's board of directors regarding the value or range of values in financial terms that the Seller's board of directors has in consultation with its financial advisors determined should be ascribed to any non-cash con-sideration offered in the Superior Proposal;

(ii) a period of ten full Business Days (such period being the "Superior Proposal Notice Period") shall have elapsed from the date the Purchaser received the notice from the Seller referred to in Section 10.4(e)(i), together with the summary of material terms and copies of agreements referred to therein; during the Superior Proposal Notice Period, the Purchaser shall have the right, but not the obligation, to propose to amend the terms of this Agreement;

(iii) the Seller did not breach any provision of this Section 10.4 in connection with the preparation or making of such Acquisition Proposal and the Seller has complied with the other terms of this Section 10.4(e);

(iv) the Seller's board of directors shall have determined in accordance with Section 10.4(f) that such Acquisition Proposal remains a Superior Proposal compared to the Transaction as proposed to be amended by the Purchaser;

(v) the Seller concurrently terminates this Agreement pursuant to this Article 10; and

(vi) the Seller has previously, or concurrently will have, paid to the Purchaser the Break Fee.

(f) The Seller's board of directors will review in good faith any offer made by the Purchaser to amend the terms of this Agreement to determine, in consultation with its financial advisors and outside legal counsel, whether the proposed amendments would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal. The Seller agrees that, subject to the Seller's disclosure obligations under Applicable Laws, the fact of the making of, and each of the terms of, any such proposed amendments shall be kept strictly confidential and shall not be disclosed to any person (including without limitation, the person having made the Superior Proposal), other than the Seller's Representatives, without the Purchaser's prior written Consent. If the Seller's board of directors determines that such Acquisition Proposal would cease to be a Superior Proposal as a result of such proposed amendments of the Purchaser, the Seller will forthwith so advise the Purchaser and will promptly thereafter accept the offer by the Purchaser to amend the terms of this Agreement and the Parties agree to take such actions and execute such documents as are necessary to give effect to the foregoing. If the Seller's board of directors continues to believe in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal remains a Superior Proposal and therefore rejects the Purchaser' offer to amend this Agreement, if any, the Seller may, subject to compliance with the other provisions hereof, terminate this Agreement in accordance with this Article 10 to enter into an Acquisition Agreement in respect of such Superior Proposal.

(g) Each successive modification of any Superior Proposal shall constitute a new Superior Proposal for the purposes of Section 10.4(e) and shall require a new ten full Business Day Superior Proposal Notice Period from the date described in Section 10.4(e)(ii) with respect to such new Superior Proposal. If the Seller Meeting is scheduled to occur during a Superior Proposal Notice Period, the Seller may, and upon the request of the Purchaser, the Seller shall, adjourn or postpone the Seller Meeting to (i) a date specified by the Purchaser that is not later than six Business Days after the date on which the Seller Meeting was originally scheduled to be held; or (ii) if the Purchaser does not specify such date to the sixth Business Day after the date on which the Seller Meeting was originally scheduled to be held.

(h) The Seller will not become a party to any contract with any Person subsequent to the date hereof that limits or prohibits the Seller from (i) providing or making available to the Purchaser and its Representatives any information provided or made available to such Person or its officers, directors, employees, consultants, advisors, agents, or other Representatives pursuant to any confidentiality agreement described in this Section 10.4; or (ii) providing the Purchaser and its Representatives with any other information required to be given to it by the Seller under this Section 10.4.

(i) The Seller agrees (i) not to release any Persons from, or terminate, modify, amend, or waive the terms of, any confidentiality agreement or standstill agreement or standstill provisions in any such confidentiality agreement that the Seller entered into prior to the date hereof; (ii) to promptly and diligently enforce all standstill, non-disclosure, non- disturbance, non-solicitation, and similar covenants that it has entered into prior to the date hereof or enter into after the date hereof. The Seller shall forthwith, if provided for in a confidentiality agreement with such Person, request the return or destruction of all information provided to any third party that, has entered into a confidentiality agreement with the Seller to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured.

(j) Notwithstanding any of the provisions of this Section 10.4, the Seller's board of directors shall have the right to respond, within the time and in the manner required by Applicable Laws, to any take-over bid or tender or exchange offer made for the Purchased Shares that it determines is not a Superior Proposal.

Section 10.5 Effect of Termination.

(a) Each Party's right of termination under this Article is in addition to any other right it may have under this Agreement (including under Article 11) or otherwise, and the exercise of a Party's right of termination will not constitute an election of remedies. If this Agreement is terminated pursuant to this Article 10, this Agreement will be of no further force or effect; provided, however, that (a) Section 7.2, this Section 10.5, and Article 11 will survive the termination of this Agreement and will remain in full force and effect; and (b) the termination of this Agreement will not relieve any party from any liability for any breach of this Agreement occurring prior to termination.

(b) In the event that this Agreement is terminated by either the Seller or the Purchaser for any reason, excluding any of the Permitted Termination Reasons but including, for greater certainty, a termination by the Seller pursuant to Section 10.4, the Party that terminates the Agreement shall within 15 calendar days of the effective date of such termination pay the Break Fee to the other Party.

ARTICLE 11

INDEMNIFICATION

Section 11.1 Survival.

(a) All representations, warranties, covenants, and obligations in this Agreement and any certificate delivered pursuant to this Agreement shall survive the Closing and the consummation and performance of the transactions contemplated hereby for a period of one year following the Closing Date.

(b) The waiver by a Party of any condition relating to any representation, warranty, covenant, or obligation shall not affect the right of that Party to indemnification, payment, reimbursement, or other remedy based upon such representation, warranty, covenant, or obligation except to the extent that such condition has been waived.

Section 11.2 Indemnification, Payment, and Reimbursement by the Seller.

(a) The Seller shall indemnify and hold harmless the Purchaser, the Acquired Corporation, and their respective Representatives, equityholders, and Affiliates (collectively, the "Purchaser Indemnitees") from, and shall pay or reimburse to the Purchaser Indemnitees the amount of, any Loss that the Purchaser Indemnitees or any of them may suffer, sustain, or become subject to, as a result of, in connection with, or relating to:

(i) any breach of any representation or warranty made by the Seller in this Agreement, or any other certificate delivered by the Seller pursuant to this Agreement;

(ii) any breach of any covenant or obligation of the Seller in this Agreement or in any certificate delivered by the Seller pursuant to this Agreement;

(iii) any Taxes of the Acquired Corporation relating to taxable periods ending on or before the Closing Date;

(iv) any alleged actual liability under any Environmental Law arising out of or relating to, in whole or in part, any actions that were taken (or not taken) by the Seller or the Acquired Corporation in events that occurred, or any fact, circumstance, or condition that existed with respect to the same, in each case with respect to leasehold improvements at the Mine Facility and since June 29, 2018 and prior to the Closing Date; or

Redactions: Information related to identity of third party.

(v) any Third-Party Claim based upon, resulting  from,  or  arising  out  of  the         Dispute as set forth in Section 4.11 of the Acquired Corporation Disclosure Schedule.

(b) The indemnification obligations set out in Section 11.2(a) above shall constitute the sole remedy available to the Purchaser Indemnitees with respect to any and all breaches of any representation, warranty, or covenant made or to be made by the Seller in this Agreement or in any certificate delivered by any of them pursuant to this Agreement, and the Purchaser covenants not to (and to procure that the Purchaser Indemnitees not) seek to obtain any remedy except as provided as set forth herein; provided that: (i) the Purchaser Indemnitees may exercise equitable remedies where the failure to comply with a covenant or obligation contained in this Agreement may give rise to irreparable injury to any of the Purchaser Indemnitees inadequately compensable in damages, and accordingly, Purchaser Indemnitees may seek to enforce the performance of this Agreement by injunction or specific performance upon application to a court of competent jurisdiction; and (ii) nothing in this Agreement limits or restricts in any way any remedies available, or damages payable, for claims involving fraud or fraudulent misrepresentation.

(c) Notwithstanding Section 11.2(a) above, if the Purchaser has Knowledge that any of the representations and warranties of the Seller set out in this Agreement (or under any other certificates delivered pursuant to this Agreement) is untrue and the Purchaser elects to consummate the transactions contemplated hereby at Closing, then the Seller shall not have any liability or indemnification obligation by reason of any such misrepresentation or breach of warranty.

Section 11.3 Indemnification, Payment, and Reimbursement by Purchaser.

(a) The Purchaser shall indemnify and hold harmless the Seller and its Representatives and Affiliates (collectively, the "Seller Indemnitees"), and shall pay to the Seller Indemnitees the amount of, or reimburse the Seller Indemnitees for the amount of, any Loss that the Seller Indemnitees or any of them may suffer, sustain, or become subject to, as a result of, in connection with, or relating to:

(i) any breach of any representation or warranty made by the Purchaser in (i) this Agreement, (ii) any certificate delivered by the Purchaser pursuant to this Agreement;

(ii) any breach of any covenant or obligation of the Purchaser in this Agreement or any Closing Document or in any certificate delivered by them pursuant to this Agreement; or

(iii) any Taxes of the Acquired Corporation relating to taxable periods ending after the Closing Date.

(b) The indemnification obligations set out in Section 11.3(a) above shall constitute the sole remedy available to the Seller Indemnitees with respect to any and all breaches of any representation, warranty, or covenant made or to be made by the Purchaser in this Agreement or in any certificate delivered by any of them pursuant to this Agreement, and the Seller covenants not to (and to procure that the Seller Indemnitees not) seek to obtain any remedy except as provided as set forth herein; provided that: (i) the Seller Indemnitees may exercise equitable remedies where the failure to comply with a covenant or obligation contained in this Agreement may give rise to irreparable injury to any of the Seller Indemnitees inadequately compensable in damages, and accordingly, Seller Indemnitees may seek to enforce the performance of this Agreement by injunction or specific performance upon application to a court of competent jurisdiction; and (ii) nothing in this Agreement limits or restricts in any way any remedies available, or damages payable, for claims involving fraud or fraudulent misrepresentation.

(c) Notwithstanding Section 11.3(a) above, if the Seller has Knowledge that any of the representations and warranties of the Purchaser set out in this Agreement (or under any other certificates delivered pursuant to this Agreement) is untrue and the Seller elects to consummate the transactions contemplated hereby at Closing, then the Purchaser shall not have any liability or indemnification obligation by reason of any such misrepresentation or breach of warranty.

Section 11.4 Time Limitations.

(a) For purposes hereof, "Tax Warranties" means all representations, warranties, and covenants in this Agreement that relate or apply to Taxes, directly or indirectly, including those in Section 4.21 or Section 7.3 (Taxes).

(b) If the Closing occurs, the Seller shall have liability under Section 11.2(a)(i) with respect to any breach of a representation or warranty, if, and only if, the Purchaser notifies the relevant Seller of a claim, specifying the factual basis of the claim in reasonable detail to the extent known by the Purchaser, within the following time periods:

(i) in the event of a breach of a representation or warranty that is not a Specified Representation and Warranty: on or before the date that is one year after the Closing Date;

(ii) in the event of a breach of any Tax Warranties, at any time on or before the date that is 90 days after the expiration of the last of the limitation periods contained in the ITA and any other Applicable Law subsequent to the expiration of which an assessment or reassessment or other form or recognized document assessing liability for Tax thereunder for the period ended on the Closing Date cannot be issued to the Acquired Corporation (such period to include any period extended by any agreement, waiver or arrangement with any Governmental Authority); and

(iii) in the case of any other Specified Representation and Warranty, at any time after the Closing Date, and there shall be no time limitation within which a claim may be made.

(c) If the Closing occurs, the Purchaser shall have liability under Section 11.3(a)(i) with respect to any breach of a representation or warranty (other than those in Section 5.1 (Status and Authority), Section 5.2 (Consideration Shares), Section 5.3 (Execution and Binding Obligation), Section 5.4 (No Conflict), Section 5.18 (No Material Adverse Change), and Section 5.19 (Full Disclosure), in each case as to which a claim may be made at any time), if, and only if, on or before the date that is two years after the Closing Date, the Seller notifies the Purchaser of a claim specifying the factual basis of the claim in reasonable detail to the extent known by the Seller.

(d) Notwithstanding anything to the contrary contained in this Article 11, in the case of fraud, intentional misrepresentation, or willful misconduct, there shall be no time limitation within which a claim may be made.

Section 11.5 Limitations on Amount of Liability.

(a) Subject to Section 11.5(b) below, if the Closing occurs, the liability of the Seller for indemnification of any Purchaser Indemnitee for Losses under Section 11.2(a) is subject to the limitation that the Seller shall not have any liability until the aggregate of all Losses suffered by all Purchaser Indemnitees for claims under Section 11.2(a) exceeds $500,000 (the "Seller's Threshold Amount"), provided, however, that if the aggregate of all such Losses exceeds the Seller's Threshold Amount, the Seller shall be liable for all such Losses to the first dollar.

(b) Section 11.5(a) shall not apply (i) to any breach of any representation, warranty, or covenant in Article 3 (Representations and Warranties as to the Seller), Section 4.1 (Status and Authority), Section 4.2 (No Conflict), Section 4.3 (Title to Shares and Capitalization), Section 4.6 (Title to and Sufficiency of Assets), and Section 7.3 (Tax Matters) (collectively, the "Specified Representations and Warranties"); or (ii) in the case of fraud, intentional misrepresentation, or willful misconduct.

(c) The liability of the Parties for indemnification of any Losses under Article 11 will be limited to $1,000,000.

Section 11.6 Third-Party Claims.

(a) For purposes of this Article 11, "Third Party" means a Person other than a Party.

(b) A Person who may claim a right of indemnification under Section 11.2 or Section 11.3 (an "Indemnified Person") shall give notice of the assertion of any claim by a Third Party whether or not involving a Proceeding (a "Third-Party Claim") to the Seller or the Purchaser (an "Indemnifying Person"), as the case may be; provided, however, that no failure or delay on the part of an Indemnified Person in notifying an Indemnifying Person will relieve the Indemnifying Person from any obligation under this Article 11, except to the extent that the failure or delay materially prejudices the defense of the Third-Party Claim by the Indemnifying Person.

(c) Except as provided in Section 11.6(f), the Indemnifying Person may elect to assume the defense of the Third-Party Claim with counsel satisfactory to the Indemnified Person, acting reasonably, by (i) giving notice to the Indemnified Person of its election to assume the defense of the Third-Party Claim; and (ii) giving the Indemnified Person evidence acceptable to the Indemnified Person that the Indemnifying Person has adequate financial resources to defend against the Third-Party Claim and fulfill its obligations under this Article 11, in each case no later than 10 days after the Indemnified Person gives notice of the assertion of a Third-Party Claim under Section 11.6(a).

(d) If the Indemnifying Person elects to assume the defense of a Third-Party Claim:

(i) it shall diligently conduct the defense and, so long as it diligently conducts the defense, shall not be liable to the Indemnified Person for any Indemnified Person's fees or expenses subsequently incurred in connection with the defense of the Third-Party Claim, other than reasonable costs of investigation;

(ii) the election shall conclusively establish for purposes of this Agreement that the Indemnified Person is entitled to relief under this Agreement for any Loss arising, directly or indirectly, from or in connection with the Third-Party Claim, subject to the provisions of Section 11.5;

(iii) no compromise or settlement of such Third-Party Claim may be effected by the Indemnifying Person without the Indemnified Person's Consent unless (A) there is no finding or admission of any violation by the Indemnified Person of any Applicable Law or any rights of any Person; (B) the Indemnified Person receives a full release of and from any other claims that may be made against the Indemnified Person by the Third Party bringing the Third-Party Claim; and (C) the sole relief provided is monetary damages that are paid in full by the Indemnifying Person; and

(iv) the Indemnifying Person shall have no liability with respect to any compromise or settlement of such Third-Party Claim that is effected without its Consent.

(e) If the Indemnifying Person does not assume the defense of a Third-Party Claim in the manner and within the period provided in Section 11.6(c), or if the Indemnifying Person does not diligently conduct the defense of a Third-Party Claim, the Indemnified Person may conduct the defense of the Third-Party Claim at the expense of the Indemnifying Person, and the Indemnifying Person shall be bound by any determination resulting from such Third-Party Claim or any compromise or settlement effected by the Indemnified Person.

(f) Notwithstanding the foregoing, an Indemnified Person may, by notice to the Indemnifying Person, assume the exclusive right to defend, compromise, or settle any Third-Party Claim if (i) the Indemnified Person determines in good faith that there is a reasonable probability that a Third-Party Claim may adversely affect it or any Affiliate, other than as a result of monetary damages for which it would be entitled to relief under this Agreement; or (ii) the Indemnified Person is advised by counsel that there is an actual or potential conflict in the Indemnifying Person's and the Indemnified Person's respective interests or that additional defenses are available to the Indemnified Person that makes representation by the same counsel inappropriate or unadvisable.

(g) In the event that a Third-Party Claim is of a nature such that the Indemnified Person is required by Applicable Law to make a payment to any Person with respect to such Third- Party Claim before the completion of settlement negotiations or related Proceedings, such Indemnified Person may make such payment and the Indemnifying Person shall, forthwith after demand by the Indemnified Person, reimburse the Indemnified Person for any such payment. If the amount of any liability under the Third-Party Claim in respect of which such a payment was made, as finally determined, is less than the amount which was paid by the Indemnifying Person to the Indemnified Person, the Indemnified Person shall, forthwith after receipt of the difference from the Third Party, pay such difference to the Indemnifying Person.

(h) Notwithstanding the provisions of Section 1.3, each Party consents to the nonexclusive jurisdiction of any court in which a Third-Party Claim is brought against any Indemnified Person for purposes of determining any claim that an Indemnified Person may have under this Agreement with respect to such Third-Party Claim or the matters alleged therein.

(i) With respect to any Third-Party Claim subject to this Article 11:

(i) any Indemnified Person and any Indemnifying Person, as the case may be, shall keep the other Person fully informed of the status of such Third-Party Claim and any related proceeding at all stages thereof where such Person is not represented by its own counsel; and

(ii) both the Indemnified Person and the Indemnifying Person, as the case may be, shall render to each other such assistance as they may reasonably require of each other and shall cooperate in good faith with each other in order to ensure the proper and adequate defense of any Third-Party Claim.

(j) In addition to Section 7.2, with respect to any Third-Party Claim subject to this Article 11, the Parties shall cooperate in a manner to preserve in full (to the extent possible) the confidentiality of all Confidential Information and the attorney-client and work-product privileges. In connection therewith, each Party agrees that:

(i) it shall use its best efforts, in respect of any Third-Party Claim in which it has assumed or participated in the defense, to avoid the production of any Confidential Information (consistent with Applicable Law and rules of procedure); and

(ii) all communications between any Party and counsel responsible for or participating in the defense of any Third-Party Claim shall, to the extent possible, be made so as to preserve any applicable attorney-client or work-product privilege.

(k) Any claim under this Article 11 for any matter involving a Third-Party Claim shall be indemnified, paid, or reimbursed promptly. If the Indemnified Person shall for any reason assume the defense of a Third-Party Claim, the Indemnifying Person shall reimburse the Indemnified Person on a monthly basis for the costs of investigation and the reasonable fees and expenses of counsel retained by the Indemnified Person.

Section 11.7 Other Claims.

A claim under this Article for any matter not involving a Third-Party Claim may be made by notice to the Seller or the Purchaser, as the case may be, and will be deemed conclusive in all respects 30 days after receipt of the Indemnified Person's written notice to the Indemnifying Person of such claim unless the Indemnified Person sending the notice has received notice from the Indemnifying Person disputing such claim. In the event that a written notice of dispute is delivered by the Indemnifying Person within such 30 day period, the Parties will forthwith negotiate in good faith in order to resolve such dispute as soon as possible. If, within 30 days after the notice of dispute is given, the Parties are unable to agree upon a settlement of the dispute, any Party may refer the dispute to arbitration to be settled by arbitration conducted in accordance with the Arbitration Act, 1991 (Ontario) and pursuant to the rules of the ADR Institute of Canada Inc. by a single arbitrator appointed by agreement between the Purchaser and the Seller. If the Purchaser and the Seller are unable to agree on the arbitrator within 15 days of notice of referral of a matter to arbitration, then any Party may first request the ADR Institute of Canada Inc., or failing that, apply to the Ontario Superior Court of Justice, to select the arbitrator. Such arbitration will take place in the City of Toronto, Ontario, unless the Purchaser and the Seller agree on another location. Any decision of the arbitrator will be final and binding upon the Parties and judgment upon any resulting arbitration award may be entered in any court of competent jurisdiction solely for the purpose of seeking enforcement of the arbitrator's award. Any award granted by the arbitrator will be subject to the limitations contained in this Article 11.

Section 11.8 Principles of Indemnification.

(a) In connection with any claim under this Article 11, the Indemnified Person shall, at the request and expense of the Indemnifying Person, make available to the Indemnifying Person, or its Representatives, on a timely basis all Books and Records and other materials in the possession or control of the Indemnified Person with respect to the subject matter of the claim, and access to the Acquired Corporation's premises and personnel, as reasonably required by the Indemnifying Person solely for the purpose of assessing the claim and supporting and verifying any damages which the Indemnified Person believes give rise to the claim for indemnification.

(b) For purposes hereof, the amount of any indemnified Losses shall be determined without duplication of any other Loss for which an indemnification claim has been made or could be made under any other representation, warranty, covenant, or agreement and shall be computed net of payments recoverable by the Indemnified Person under any insurance policy with respect to such Losses.

(c) Payments made by any Indemnifying Person hereunder shall be reduced by the amount of any insurance proceeds received by the Indemnified Person.

(d) Any payments by one Party to another for the benefit of the other Party made pursuant to this Article 11 shall be treated by the Parties, including on all applicable Tax Returns, as an adjustment to the Purchase Price.

(e) Nothing in this Article 11 shall limit or restrict the Parties' general obligation at Applicable Law to mitigate any loss which it may suffer or incur as a result of any matter giving rise to indemnification under this Agreement.

(f) The Seller will have no liability or obligation under this Article 11 to any Purchaser Indemnitees, and the Purchaser will have no liability or obligation under this Article 11 to the Seller:

(i) for any damages which arise solely by reason of a proposed or actual enactment or change of any applicable Tax legislation after the date hereof; or

(ii) for any damages that arise solely as a result of any legislation not in force on the date hereof which takes effect retrospectively or occurs as a consequence of a change in the interpretation of the Applicable Law after the date hereof.

ARTICLE 12

MISCELLANEOUS

Section 12.1 Fees and Expenses.

(a) Except as otherwise provided in this Agreement or the other Closing Documents, each Party will bear its respective fees and expenses incurred in connection with the preparation, negotiation, execution, and performance of this Agreement, and the consummation and performance of the transactions contemplated hereby, including all fees and expenses of its Representatives.

(b) The Acquired Corporation has not incurred, and Seller will cause the Acquired Corporation not to incur, any fees or expenses in connection with this Agreement and the transactions contemplated hereby; provided, however, that to the extent such fees and expenses have been incurred by the Acquired Corporation, the Seller will reimburse the Acquired Corporation for such fees and expenses prior to the Closing. The obligation of each Party to bear its own fees and expenses is subject to any rights of such Party arising from a breach of this Agreement by another Party.

Section 12.2 Public Announcement.

Except to the extent required by Applicable Law, neither Party shall make or cause to be made, and the Seller shall not permit the Acquired Corporation to make or cause to be made, any disclosure or public announcement regarding this Agreement or the transactions contemplated without the prior written Consent of the other Party.

Without limiting the foregoing, the Parties acknowledge that the Purchaser and the Seller are publicly traded corporations and are subject to timely disclosure requirements pursuant to applicable Canadian securities laws and the requirements of, in the case of the Purchaser, the TSX-V, and in the case of the Seller, the CSE ("Disclosure Obligations"). Notwithstanding anything to the contrary contained in this Agreement, either Party may at any time make public announcements pertaining to the transactions contemplated under this Agreement, as may be required from time to time to comply with such Party's Disclosure Obligations.

Section 12.3 Entire Agreement.

This Agreement supersedes all prior agreements, understandings, negotiations, and discussions, whether written or oral, between the Parties with respect to its subject matter and constitutes (collectively with the Acquired Corporation Disclosure Schedule and the other documents to be delivered pursuant to this Agreement) a complete and exclusive statement of the terms of the agreement between the Parties with respect to the subject matter of this Agreement.

Section 12.4 Amendment.

This Agreement may only be amended, supplemented, or otherwise modified by a writing executed by the Purchaser and the Seller.

Section 12.5 Further Assurances.

The Parties shall execute and deliver to each other such other documents and do such other acts and things as a Party may reasonably request for the purpose of carrying out the intent of this Agreement, the transactions contemplated hereby, and the Closing Documents.

Section 12.6 Assignment.

Except as specifically otherwise provided in this Section 12.6, this Agreement and the rights hereunder are not assignable unless such assignment is consented to in writing by each of the Purchaser and the Seller. Any purported assignment of rights or delegation of obligations in violation of this Section 12.6 shall be null and void, and of no effect. Subject to the preceding sentence, this Agreement and all the provisions hereof shall be binding upon and shall inure to the benefit of the Parties and their respective legal representatives, successors, and permitted assigns, as applicable.

Section 12.7 No Waiver.

Neither any failure nor any delay by any Party in exercising any right, power, or privilege under this Agreement, or any of the documents referred to in this Agreement, shall operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege, shall preclude any other or further exercise of such right, power, or privilege, or the exercise of any other right, power, or privilege. To the maximum extent permitted by Applicable Law (a) no claim or right arising out of this Agreement or any of the documents referred to in this Agreement may be waived by a Party, in whole or in part, unless made in a writing signed by such Party or the Seller on behalf of the Seller; (b) a waiver given by a Party shall only be applicable to the specific instance for which it is given; and (c) no notice to or demand on a Party shall waive or otherwise affect any obligation of that Party, or affect the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

Section 12.8 Notices.

All notices and other communications required or permitted by this Agreement shall be in writing and shall be effective, and any applicable time period shall commence, when (a) delivered to the following address by hand or by a nationally recognized overnight courier service (costs prepaid) addressed to the following address; (b) mailed by certified or registered mail, return receipt requested, with postage prepaid; or (c) transmitted electronically to the following e-mail addresses, in each case marked to the attention of the Person (by name or title) designated below (or to such other address, e-mail address, or Person as a Party may designate by notice to the other Parties in accordance with this Section 12.8):

If to the Purchaser, to:

WeWork c/o HIVE Blockchain Technologies Ltd.

555 Burrard Street

Vancouver, British Columbia

V7X 1M8

Redactions: Personal information related to privacy of the individual.

Attention: Frank Holmes

Email:

with copies to:

Peterson McVicar LLP

18 King Street East, Suite 902

Toronto, Ontario

M5C 1C4

Attention: Dennis Peterson

Email:

If to the Seller, to:

Cryptologic Corp.

5 Hazelton Avenue, Suite 300

Toronto, Ontario

M5R 2E1

Attention: Paul Leggett

Email:

with copies to:

Cassels Brock & Blackwell LLP

40 King Street West, Suite 2100

Toronto, Ontario

M5H 3C2

Redactions: Personal information related to privacy of the individual.

Attention: Andrea Fitzgerald

Email:

Section 12.9 Counterparts and Electronic Signatures.

(a) This Agreement and other documents to be delivered pursuant to this Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original copy and all of which, when taken together, shall be deemed to constitute one and the same agreement or document, and shall be effective when counterparts have been signed by each of the Parties and delivered to the other Parties.

(b) A manual or electronic signature on this Agreement or other documents to be delivered pursuant to this Agreement, an image of which shall have been transmitted electronically, shall constitute an original signature for all purposes. The delivery of copies of this Agreement or other documents to be delivered pursuant to this Agreement, including executed signature pages where required, by electronic transmission shall constitute effective delivery of this Agreement or such other document for all purposes.

Section 12.10 Independent Legal and Financial Advice.

Each Party hereto hereby acknowledges that such Party (and each of its related principals) has been advised to seek independent legal, tax, investment, and other advice with respect to the execution and delivery of this Agreement and each of the other Closing Documents and has sought such advice or has determined that such advice is not required.

Section 12.11 Language.

The Parties confirm that it is their wish that this Agreement, as well as any other documents relating to this Agreement, including notices, schedules and authorizations, have been and shall be drawn up in the English language only.

[Remainder of page left intentionally blank. Signature page follows.]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed the day and year first above written.

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

(signed) "Frank Holmes"

Name: Frank Holmes
Title: Chairman

CRYPTOLOGIC CORP.

(signed) "Paul Leggett"

Name: Paul Leggett
Title: Chief Operating Officer

SCHEDULE A

DEFINITIONS

Whenever used in this Agreement, the following words and terms have the meanings set out below:

"Acquired Corporation" means 9376-9974 Québec Inc. and includes, for greater certainty, their predecessor corporations and all entities merged, amalgamated or otherwise consolidated with any of them.

"Acquired Corporation Disclosure Schedule" shall mean the disclosure schedule in respect of the Acquired Corporation referred to in this Agreement, dated as of the date hereof, and delivered by the Seller to the Purchaser pursuant hereto.

"Acquired Corporation Financial Statements" means the unaudited internally prepared annual balance sheet and income statement of Acquired Corporation as at December 31, 2019 and 2018.

"Acquisition Proposal" has the meaning specified in Section 10.4(a).

"Affiliate" of any Person means, at the time that such determination is being made, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with such first Person; for purposes of the foregoing, a Person shall be deemed to control another Person if such first Person possesses, directly or indirectly, the power to direct or significantly influence, or cause the direction or influence of, the management and policies of such other Person, whether through the ownership of voting securities, by contract or in any other manner.

"Agreement" means this Share Purchase Agreement together with all Schedules attached hereto, as the same may be amended, supplemented, or restated in accordance with the provisions hereof, from time to time.

"Applicable Contract" means any Contract under which the referent Person has or could acquire any rights or become subject to any obligation or liability, or by which the referent Person or any assets owned or used by it are or could become bound.

"Applicable Law" means, in respect of any Person, property, activities, transaction, or event, all laws (including principles of common law and equity), statutes, by-laws, rules, regulations, codes, treaties, directives, guidelines, and policies (whether or not having the force of law), now or hereafter in effect, of any Governmental Authority having jurisdiction thereon or thereover, and any Orders issued, filed, or imposed by any such Governmental Authority.

"Books and Records" means all records, documentation, files, correspondence, and other information of any nature and in any form whatsoever (including written, printed, electronic, digital, photographic, or computerized form), other than Corporate Records, relating to the referent Person, its business or assets, including all technical, business, financial, personnel, and accounting records, financial books and records of account, Contracts, books, data, reports, lists, drawings, plans, logs, briefs, Tax Returns, budgets, pricing guidelines, operating data, credit information, Employee and payroll records, software, computer files and programs, retrieval programs, formulae, business reports, registers, operating manuals, research materials, plans and projections, sales and purchase records, customer and supplier lists, and title documents, surveys, and certificates.

"Break Fee" means the fee equal to $100,000 payable pursuant to Section 10.5(b).

"Business" means the business conducted by the Acquired Corporation, being the ownership of cryptocurrency mining equipment and the operation of the Mine Facility.

"Business Day" means any day other than a Saturday, a Sunday, or a day on which banks are required to be closed in Toronto, Ontario.

"Closing" has the meaning specified in Section 2.8.

"Closing Date" means the date that is five days after the conditions precedent set forth in Article 8 and Article 9 are satisfied or waived, or such other date as the Parties may agree in writing, provided that the Closing Date may not be later than the Outside Date unless also otherwise agreed to by the Parties in writing.

"Closing Documents" means this Agreement and all other Contracts, releases, certificates, instruments, and documents delivered or given pursuant to this Agreement.

"Confidential Information" has the meaning specified in Section 7.2(a).

"Consent" means any approval, permission, consent, ratification, waiver, exemption, or other authorization.

"Consideration Shares" has the meaning specified in Section 2.2.

"Constating Documents" means the articles and certificate(s) of incorporation and the articles and certificate(s) of amendment, amalgamation, arrangement, reorganization, continuance, or revival, as the case may be, of such body corporate or the memorandum of agreement, special act, or statute and any other instrument or constating document by or pursuant to which the body corporate is incorporated or comes into existence, and its by-laws in effect from time to time; and all amendments to or restatements of any of the foregoing.

"Contract" means any agreement, contract, arrangement, understanding, consensual obligation, promise, commitment, engagement, or undertaking, whether written, electronic or oral, express or implied, and whether or not legally binding, including any quotations, orders, proposals, or tenders which remain open for acceptance.

"Corporate Records" means the corporate records of the referent Person, including its Constating Documents, minutes of meetings and resolutions of shareholders and directors (including any committees), its securities register, register of transfers, and register of directors, and the share certificates (or other evidence of ownership interest in the shares issued by it) issued by it since incorporation, whether such certificates are outstanding or cancelled.

"Correction Amount" has the meaning specified in Section 11.6(a).

"CSE" means the Canadian Securities Exchange.

"Current Assets" means the current assets of the Acquired Corporation calculated immediately prior to the Effective Time in accordance with GAAP, including for greater certainty the following, which shall be set out in the Estimated Closing Working Capital statement and the Final Closing Statement: (a) cash and digital assets of the Acquired Corporation at the Closing Date; (b) the aggregate amount of all prepaid and outstanding security deposits, including the deposit provided to the landlord of the Mine Facility; and (c) the aggregate amount of sales tax rebates accrued by the Acquired Corporation.

"Current Liabilities" means the current liabilities of the Acquired Corporation, calculated immediately prior to the Effective Time in accordance with GAAP.

"Designated Person" means a shareholder, director or officer of the referent Person or any other Person for whose conduct the referent Person is or could be held responsible under Applicable Law.

"Discharge" means any emission, discharge, release, deposit, issuance, spray, injection, abandonment, escape, spill, leak, seepage, disposal, burial, dispersal, exhaust, leaching, or migration on or into the Environment, or into or out of any property, or any similar act or event as defined in any Environmental Law.

"Disclosure Obligations" has the meaning specified in Section 12.2.

"Draft Return" has the meaning specified in Section 7.3(a).

"Effective Time" means 12:01 a.m. (Eastern time) on the Closing Date.

"Employee" has the meaning specified in Section 4.14(a).

"Employee Plan" means any plan, Contract, program, policy or practice under which the Acquired Corporation has or could have any liability or contingent liability to make payments or to provide benefits to any of its current or former Employees, directors or officers, consultants, or other individuals providing services of a kind normally provided by employees (or any spouses, dependents, survivors or beneficiaries of any such Persons), including any plan, Contract, program, policy or practice relating to retirement savings, retirement allowances, pensions, bonuses, profit sharing, stock purchase, stock option, stock bonus, employee stock ownership, phantom stock, stock appreciation rights, deferred compensation, incentive compensation, life or accident insurance, hospitalization, health, medical or dental treatment or expenses, disability, supplemental unemployment insurance benefits, employee loans, vacation pay, severance or termination pay or change of control, and any other benefit plan of any nature whatsoever, and any trust, escrow, or other Contract related thereto, other than government-sponsored pension, employment insurance, workers compensation or occupational health and safety and health insurance plans.

"Encumbrance" means any charge, condition, equitable interest, lien, option, pledge, hypothec, security interest, security agreement, mortgage, privilege, priority or prior claim; any financing lease, conditional or installment sale or title retention agreement; any right of way, easement, licence, encroachment or servitude; any option, right of pre-emption, first refusal or first offer or other right or restriction of any other Person, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership, whether or not subject to registration or constituting a real right or a right in real property; any exception, reservation, restrictive covenant or adverse claim affecting title of a Person to any asset or property; any community or other marital property interest; and any Contract to create any of the foregoing.

"Environment" means all components of the Earth including: (a) water (whether surface water or ground water, and including any drinking water supply and sewer system); (b) air (whether ambient air or the Earth's atmosphere, but excluding the air within any structure or underground space); (c) soil, land surface, and subsurface strata (whether submerged or covered by a structure); (d) organic and inorganic matter; living species and organisms; or (e) a combination of any of the foregoing; and, generally, the ambient milieu in which living species and organisms have dynamic relations.

"Environmental Law" means all provisions of Applicable Law, as well as all provisions of Contracts with Governmental Authorities, that relate to the Environment, Hazardous Substances or Hazardous Activity, occupational health and safety as it pertains to the Environment, and public health.

"Environmental Permit" means any Permit required under Environmental Law.

"Environmental Proceeding" means any Proceeding relating in any way to or arising under any Environmental Law, including any Proceeding alleging any breach or violation of, non-compliance with, or liability under, any Environmental Law, and any discussion with, review by or appeal to any Governmental Authority relating to any Environmental Law.

"Equity Security" means, in respect of any Person, any share of the share capital of such Person or other similar security, any right or security convertible into or exchangeable for any such share or security, any option, warrant or other right to purchase or otherwise acquire any such share or security, any security that carries a residual right to participate in the earnings of such Person and, on liquidation or winding up of the Person, in its assets, and includes any right to purchase any of the foregoing.

"Exercise Period" has the meaning specified in Section 7.7(b)

"Facilities" means the Mine Facility, and any other real or immovable property, and any buildings, plants, structures, machinery and equipment, including vehicles and rolling stock, currently or formerly owned, leased, or otherwise used, occupied, operated, held or controlled by the Acquired Corporation, at any time and from time to time.

"Final Closing Statement" has the meaning specified in Section 2.10(c).

"Final Purchase Price" has the meaning specified in Section 2.10(c).

"Force Majeure" means any strike, labour trouble, inability to obtain third party materials or services, power failure, restrictive governmental laws or regulations, riots, insurrection, sabotage, rebellion, war, act of God, earthquake, fire, flood, storm or other like event, civil or military disturbance, act of terrorism, sabotage, epidemic (including without limitation COVID-19 and the impacts thereof), or disruption or outage of communications, power, or other utility, or any other similar reason, that is beyond the control of the Party asserting it, provided that Force Majeure does not include the inability to obtain funds except pursuant to any of the foregoing.

"GAAP" means generally accepted accounting principles determined with reference to the Handbook of the Canadian Institute of Chartered Accountants or any successor entity thereto applicable to the relevant date or period and applied in a consistent manner from period to period.

"Governmental Authority" means any domestic or foreign government, whether federal, provincial, state, territorial, local, regional, municipal, or of any other political jurisdiction, and any agency, authority, instrumentality, court, board, commission, bureau, arbitrator, arbitration tribunal, or other tribunal, or any quasi-governmental or other entity, insofar as it exercises a legislative, judicial, regulatory, administrative, expropriation, or taxing power or function of or pertaining to government, and includes any official of any of the foregoing.

"Hazardous Activity" means the distribution, generation, handling, importing, management, manufacturing, extraction, processing, production, refinement, incineration, presence, Discharge (including a possible or threatened Discharge), storage, transfer, transportation, treatment, or use of any Hazardous Substance, and any other act, business, operation, or activity that endangers, increases the danger to, or poses a risk of harm to the Environment or public health or that is prohibited or regulated by any Environmental Law.

"Hazardous Substance" means (a) any substance or material that is prohibited, regulated or designated as a pollutant, contaminant, toxic substance, deleterious substance, dangerous good, waste or residual material, hazardous waste or hazardous residual material, hazardous substance, hazardous material, or any other similar designation under any provision of Environmental Law; (b) any petroleum product or by- product and derivatives thereof, including oil and fuel of any kind; (c) any substance or material that is mutagenic; (d) asbestos and any asbestos-containing material, including asbestos-containing vermiculite, chlorinated solvents, polychlorinated biphenyls, lead paint, and urea formaldehyde foam insulation; (e) mold, radon, pyrite, and mercury; (f) any microorganism, sound, vibration, rays, heat, odour or radiation that is likely to alter the quality of the Environment in any way; and (g) any substance or material that is otherwise regulated by Environmental Law.

"Holdback Amount" has the meaning specified in Section 2.3(b).

"Indemnified Person" has the meaning specified in Section 11.6(b).

"Indemnifying Person" has the meaning specified in Section 11.6(b).

"Intellectual Property Rights" means all intellectual property and industrial property and other proprietary rights and interests throughout the world, and all rights, title and interests thereto of every nature, whether registered or unregistered, including patents, copyrights, industrial designs, integrated circuit topographies, mask works, design patents, utility models, trade secrets, or any other statutory provision or common law principle that provides a right in either intellectual property or the expression or use of intellectual property, and including any confidential information, ideas, formulae, algorithms, concepts, techniques, processes, procedures, approaches, methodologies, plans, systems, research, information, documentation, data, data compilations, specifications, requirements, designs, diagrams, inventions, technology, know-how, trade- marks, software, computer programs, (including related code), websites, domain names, business names and goodwill, if any, and all rights to apply for, and all applications and registrations for, any of the foregoing, and all continuations, substitutions, confirmations, divisions, reissues, extensions and renewals thereof, and any licenses, sub-licenses, franchises, agreements or any other evidence of a right in any of the foregoing.

"ITA" means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended, supplemented or re-enacted from time to time.

"Knowledge" has the meaning specified in Section 1.4.

"Loss" means any direct cost, loss, liability, obligation, damage, deficiency, expense, fine, or penalty, including reasonable attorneys' fees, expenses, and court costs.

"Major Customers" has the meaning specified in Section 4.17(a).

"Major Suppliers" has the meaning specified in Section 4.17(b).

"Material Adverse Change" means, with respect to any Person, any fact, event, change, development, claim, omission or occurrence that, individually or together with any other fact, event, change, development, claim, omission or occurrence, (a) affects such Person or its business, affairs or operations, or any aspect of same, including its condition (financial or otherwise), results of operations, assets, obligations, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), clientele (including a loss of business from an important customer), markets or prospects, in a manner that is materially adverse thereto, or that could be reasonably expected to do so; or (b) would prevent or materially impede or delay the completion of the purchase of any of the Purchased Shares by the Purchaser. Notwithstanding the foregoing, (x) any change resulting solely from industry-wide conditions or general economic conditions affecting the industry in which the business of a Person is conducted shall not constitute a "Material Adverse Change" to the extent that they do not materially disproportionately affect the Person in relation to other Persons in the same business or industry; and (y) a Force Majeure event shall not constitute a "Material Adverse Change".

"Material Terms" has the meaning specified in Section 7.7(a).

"Mine Facility" means the facility at the municipal address of 963 Chemin Bethany, Lachute, Quebec for which the premises are leased pursuant to the Mine Facility Lease.

"Mine Facility Lease" means the lease between 10414069 Canada Inc. and the Purchaser dated June 28, 2018, as amended by a first amendment dated March 25, 2019, second amendment on or around January 2020, and a third amendment dated February 19, 2020, regarding the premises of the Mine Facility.

"Miner" means any model of Antminer cryptocurrency miner manufactured by BitMain Technologies Holding Company, which model shall be not older than the Antiminer S17+53TH/s, but which may be newer.

"Net Working Capital" means the amount (positive or negative) determined by subtracting the aggregate value of the Current Liabilities from the aggregate value of the Current Assets.

"Objection Notice" has the meaning specified in Section 11.6(a).

"Offer Notice" has the meaning specified in Section 7.7(a).

"Order" means any order, injunction (preliminary or permanent), judgment, notice, directive, decree, award, direction, instruction, assessment, finding or ruling, of any Governmental Authority.

"Outside Date" means the later of April 3, 2020 and the date that is two Business Days after the date of receipt of the conditional approval letter of the TSX-V for the acquisition of the Acquired Corporation by the Purchaser, unless otherwise agreed to in writing by the Purchaser and the Seller.

"Parties" means the Seller and the Purchaser; and "Party" means any one of them.

"Permit" means, with respect to any Person, any permit, licence, franchise, registration or other authorization issued, granted, given by, or made applicable under the authority of, a Governmental Authority having jurisdiction over such Person or its property.

"Permitted Encumbrances" means, with respect to the Acquired Corporation or the Mine Facility (as applicable), (a) Encumbrances for Taxes and other governmental charges and assessments (except assessments for public improvements levied, pending, or deferred against the Mine Facility) that are not yet due and payable; (b) Encumbrances of carriers, warehousemen, mechanics, suppliers of materials, workmen, and other like Encumbrances, arising in the ordinary course of business, provided that (i) such Encumbrances have not been filed, recorded, or registered; (ii) notice thereof has not been given to the Acquired Corporation or to the Seller; and (iii) the indebtedness secured thereby is not in arrears; (c) statutory Encumbrances in favour of lessors of property leased to the Acquired Corporation arising in the ordinary course of business for amounts not yet due and payable; and (d) Encumbrances disclosed in the Acquired Corporation Financial Statements; and Encumbrances disclosed in Section 4.10 of the Acquired Corporation Disclosure Schedule.

"Permitted Termination Reasons" means the reasons for terminating this Agreement by one of the Parties hereto directly related to:

(a) bankruptcy or insolvency of the other Party;

(b) any unresolved material litigation issues of the other Party;

(c) a material change in ownership structure of the other Party;

(d) a material misrepresentation, materially inaccurate representation, or material breach of a warranty made in the Agreement by the other Party; or

(e) material judgement against the other Party or seizure of material assets from the other Party.

"Permitted Sale" means a sale or series of sales in any five (5) Business Day period of Consideration Shares made through the facilities of the TSX-V, in an amount of Consideration Shares not greater than 10% of the aggregate volume of Purchaser Shares traded on the TSX-V over such five (5) Business Day period.

"Person" means an individual, partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, unlimited liability corporation, trust, unincorporated association, joint venture or any other entity or organization, and includes a Governmental Authority.

"Personal Information" means information about an identifiable individual.

"Proceeding" means any action, claim, suit, litigation, hearing, arbitration, mediation or other proceeding of any nature whatsoever, whether civil, criminal, administrative, judicial or investigative, and whether at law or in equity, and includes, for greater certainty, any investigation, inquiry, assessment, reassessment, or audit by, before or otherwise involving any Governmental Authority.

"Proxy" has the meaning specified in Section 7.5(a).

"Purchase Commitment" has the meaning specified in Section 2.5.

"Purchase Price" has the meaning specified in Section 2.2.

"Purchased Shares" means the 33,301,834 issued and outstanding Class A Common shares of the Acquired Corporation, representing all of the issued and outstanding Class A Common shares of the Acquired Corporation.

"Purchaser" has the meaning specified in the recitals to this Agreement.

"Purchaser Annual Financial Statements" means the audited financial statements of the Purchaser, for the fiscal years ended March 31, 2019 and 2018.

"Purchaser Financial Statements" means, collectively, the Purchaser Annual Financial Statements and the Purchaser Interim Financial Statements.

"Purchaser Group" has the meaning specified in Section 6.1.

"Purchaser Indemnitees" has the meanings specified in Section 11.2(a).

"Purchaser Interim Financial Statements" means the unaudited internally prepared financial statements of Purchaser as at December 31, 2019.

"Purchaser Public Disclosure Records" means all documents filed by or on behalf of the Purchaser on SEDAR since July 31, 2019, and prior to the date hereof that are publicly available on the date hereof.

"Purchaser Shares" means common shares in the capital of the Purchaser.

"Representative" of a Person includes any director, officer, employee, agent, consultant, advisor, auditor, accountant, or legal counsel of such Person and any other Person duly authorized by such first referenced Person to represent it.

"ROFR Offer" has the meaning specified in Section 7.7(a).

"Sale Resolution" means the special resolution approving the sale of all or substantially all of the assets of the Seller as described in the management information circular of the Seller dated February 10, 2020 (as supplemented by the press release issued by the Seller in connection with the transactions contemplated by this Agreement), to be considered at the Seller Meeting.

"Seller Meeting" has the meaning specified in Section 6.5.

"Seller's Threshold Amount" has the meaning specified in Section 11.5(a).

"Specified Representations and Warranties" has the meaning specified in Section 11.5(b).

"Subsidiary" means, with respect to any Person (the "Owner"), any corporation or other Person of which securities or other interests having the power to elect a majority of that corporation's or other Person's board of directors or similar governing body, or otherwise having the power to direct the management and decisions of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred) are held by the Owner or one or more of its Subsidiaries.

"Tax" or, collectively, "Taxes" includes any taxes, tariffs, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority in respect thereof, and including those levied on, measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value- added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, all licence and registration fees and all employment insurance, health insurance and other government pension plan premiums or contributions.

"Tax Return" means any return, report, election, notice, designation, declaration, information return, or other document filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with any Tax, including any schedules or amendments thereto.

"Third Party" has the meaning specified in Section 11.6(a).

"Third-Party Claim" has the meaning specified in Section 11.6(b).

"Third-Party Offer" has the meaning specified in Section 7.7(a).

"Third-Party Transaction" has the meaning specified in Section 7.7.

"Transaction" means the purchase by the Purchaser from the Seller of the Purchased Shares and the transactions contemplated by this Agreement.

"TSX-V" means the TSX Venture Exchange.

"Voting Trust Period" has the meaning specified in Section 7.5.

"Voting Trustee" has the meaning specified in Section 7.5.

"VWAP" means the volume weighted average price for the Purchaser Shares on the TSX-V.

SCHEDULE 4.1(a)

STATUS AND AUTHORITY

Full legal name: 9376-9974 Québec Inc.

Jurisdiction: Province of Québec

Statute: Business Corporations Act (Québec)

Previous or Other Names: Nil.

SCHEDULE 4.3

TITLE TO SHARES AND CAPITALIZATION

Class	# Authorized	# Issued
Class A Common	Unlimited	33,301,834
Class B Common	Unlimited	Nil
Class C Common	Unlimited	Nil
Class A Special	Unlimited	Nil
Class B Special	Unlimited	Nil
Class C Special	Unlimited	Nil
Class D Special	Unlimited	Nil

SCHEDULE 4.5

CONSENTS (ACQUIRED CORPORATION)

1. Consent of                                            (the "Landlord") for change of control of the Acquired Corporation pursuant to the Mine Facility Lease.

Redactions: Personal information related to identity of the third party.

SCHEDULE 4.6

TITLE TO AND SUFFICIENCY OF ASSETS

See attached file "Cryptologic - Share Purchase Agreement - Schedule 4.6 (Inventory).xlsx"

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Redactions: Commercially sensitive information prejudicial to the Purchaser.

Redactions: Commercially sensitive information prejudicial to the Purchaser.

SCHEDULE 4.7

TANGIBLE PERSONAL PROPERTY

1. See attached file "Cryptologic - Share Purchase Agreement - Schedule 4.6 (Inventory).xlsx"

2. See attached file "Cryptologic - Share Purchase Agreement - Schedule 4.7 (Serial Numbers).xlsx"

3. The aggregate hash rate of all active miners that are the property of the Acquired Corporation is approximately 173 petahash per second. See enclosed screenshot below, as of March 12, 2020, at 2:09 p.m. (Eastern time).

Redactions: Commercially sensitive information prejudicial to the Purchaser.

4. Title to a 2012 Volkswagen Routan (Vehicle Identification Number                                              ) with the approximate value of C$5,000 will be transferred to the Acquired Corporation from Crypto 205 Inc. (a subsidiary of the Seller) prior to Closing.

As indicated in the attached file attached file "Cryptologic - Share Purchase Agreement - Schedule 4.6 (Inventory).xlsx", a total of 162 miners are offline for testing or repair, and a further 192 are disassembled be used for spare parts.

SCHEDULE 4.8

ACQUIRED CORPORATION FINANCIAL STATEMENTS

See attached file "Cryptologic - Share Purchase Agreement - Schedule 4.8 (Acquired Corporation Financial Statements).xlsx"

9376-9974 Quebec Inc.
	As at December 31,	As at December 31,
	2019	2018
ASSETS
Current assets
Cash	$250,983	$166,822
Prepaids	398,741	464,507
Sales tax receivable	1,906,186	106,116
Digital assets	126,320	1,340,211
Accounts receivable	-	834,716
Total current assets	$2,682,230	2,912,372
Non-current assets
Mining equipment and infrastucture	17,595,117	28,360,224
Intercompany loans	9,577,453	89,543
Prepaid	630,663	630,663
Total non-current assets	$27,803,233	$29,080,430
Total assets	$30,485,462	$31,992,802

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$151,025	$1,036,140
Total current liabilities	$151,025	$1,036,140

Shareholders' equity
Share capital	$33,301,734	33,301,734
Opening retained earnings	(2,345,072)	-
Net income	(622,225)	(2,345,072)
Total shareholders' equity	$30,334,437	$30,956,662
Total liabilities and shareholders' equity	$30,485,462	$31,992,802

9376-9974 Quebec Inc
	Year Ended December 31,	Year Ended December 31,
	2019	2018
Revenue
Digital assets mined	$21,987,706	$9,895,342
Colocation revenue	633,227	2,320,656
Cost of revenue
Site operating costs	(14,287,167)	(7,138,311)
Depreciation	(5,839,103)	(5,028,485)
Net mining income	$2,494,664	$49,202

Operating income
Fair value loss on re-measurement of digital assets	(126,708)	(2,115,896)
Loss on sale of equipment	(3,364,847)	-
Sales tax recovered (allowance)	610,432	(625,641)
Foreign exchange loss	(235,765)	347,263
Net loss and comprehensive loss before tax	$(622,225)	$(2,345,072)
Income taxes	-	-
Net loss and comprehensive loss	$(622,225)	$(2,345,072)

9376-9974 Quebec Inc

	Year Ended December 31,	Year Ended December 31,
	2019	2018
Cash flows from operating activities
Net loss	$(622,225)	$(2,345,072)
Change in non-cash operating items:
Mining revenue	(21,987,706)	(9,895,342)
Colocation revenue settled with digital assets	(633,227)	-
Loss on disposal of equipment	3,364,847	-
Exchange gain	235,765	(347,263)
Depreciation	5,839,103	5,028,485
Fair value loss on re-measurement of digital assets	126,708	2,115,896
	$(13,676,735)	$(5,443,296)

Changes in non-cash working capital
Accounts receivable	-	(834,716)
Prepaids	65,766	(1,095,170)
Sales tax receivable	(1,827,866)	(106,116)
Digital assets	24,022,298	7,326,345
Accounts payable and accrued liabilities	(325,478)	469,322
Net cash used in operating activities	$8,257,985	$316,369
Cash flows from financing activities
Intercompany loans	(9,487,910)	(149,546)
Net cash provided by financing activities	$(9,487,910)	$(149,546)
Cash flows from investing activities
Proceeds from sale of equipment	1,314,087	-
Net cash provided by investing activities	$1,314,087	$-

Change in cash during the period	84,161	166,822
Cash - beginning of year	166,822	-
Cash - end of period	$250,983	$166,822

SCHEDULE 4.11

UNDISCLOSED LIABILITIES

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Redactions: Information related to identity of third party.

SCHEDULE 4.12

INSURANCE

Insurance Policies:

1. HUB International Quebec Ltee Commercial Insurance Policy No.                               . Insured: 9376-9974 Quebec Inc. Policy Period: November 19, 2019 to November 19, 2020. Coverages include: contents, commercial general liability (electronic equipment form), flood, earthquake, bodily injury and property damage.

Claims: Nil.

Redactions: Commercially sensitive information prejudicial to the Purchaser.

SCHEDULE 4.13

BANKING INFORMATION

Redactions: Commercially sensitive information prejudicial to the Purchaser.

SCHEDULE 4.14

EMPLOYEES AND CONSULTANTS

Schedule 4.14(b) - Employee List

See attached file "Cryptologic - Share Purchase Agreement - Schedule 4.14 (Employees).xlsx"

As set out in the attached file, a number of Employees of the Acquired Corporation are on a leave of absence as a result of the global COVID-19 pandemic. No dates have been set for the return from their leaves of absence, but the Acquired Corporation intends that each of these individuals will resume employment following the resolution of the pandemic related issues.

Schedule 4.14(d) - Directors and Officers

NAME	TITLE(S)
John Kennedy Fitzgerald	Chief Executive Officer
Jordan Greenberg	Director, Chief Financial Officer
Paul Leggett	Director, Chief Operating Officer

Schedule 4.14(f) - Terminated Employees

Total number of full-time or permanent employees laid off by the Acquired Corporation since June 29, 2018: two.

NAME OF TERMINATED EMPLOYEE	DATE OF TERMINATION	REASON FOR TERMINATION
	December 19, 2019	Redundancy
	December 19, 2019	Redundancy

Redactions: Personal information related to identity of employee.

Schedule 4.14(1)

Nil.

Redactions: Commercially sensitive information related to identity of employees and terms of employment, prejudicial to the Purchaser.

SCHEDULE 4.17

CUSTOMERS AND SUPPLIERS

Schedule 4.17(a)(i) - Customers

Nil.

Schedule 4.17(a)(ii) - Suppliers

Redactions: Commercially sensitive information related to identity of the suppliers, prejudicial to the Purchaser.

Schedule 4.17(b)

The miners set out in attached file "Cryptologic - Share Purchase Agreement - Schedule 4.6 (Inventory).xlsx"

SCHEDULE 4.21

TAX MATTERS

Schedule 4.21(j)

The Seller owns all of the issued and outstanding securities of the Acquired Corporation.

Schedule 4.21(m)

The Acquired Corporation was established as a subsidiary of 828 L.P., a non-arm's length party to the Acquired Corporation. 828 L.P. sold and transferred to the Acquired Corporation the assets currently owned by the Acquired Corporation, prior to sale of all of the issued and outstanding shares of the Acquired Corporation to Vogogo Inc. (predecessor to the Seller) on June 29, 2018.